UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

SCHEDULE 14A INFORMATION
**PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
SECURITIES EXCHANGE ACT OF 1934**

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Novatel Wireless, Inc.

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2016 PROXY STATEMENT

AND NOTICE OF 2016 ANNUAL MEETING OF STOCKHOLDERS

June 16, 2016 | San Diego, California



April 29, 2016

Dear Stockholder:

You are cordially invited to attend the 2016 Annual Meeting of Stockholders (the "Annual Meeting") of Novatel Wireless, Inc., a Delaware corporation (the "Company"). The Annual Meeting will be held on Thursday, June 16, 2016 at 1:00 p.m., local time, at the Company's headquarters located at 9645 Scranton Road, Suite 205, San Diego, California 92121.

We are pleased to take advantage of the Securities and Exchange Commission (the "SEC") rule that allows companies to furnish proxy materials to their stockholders over the Internet. As a result, on or about May 6, 2016, we are mailing to most of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this proxy statement and our 2015 Annual Report on Form 10-K (the "2015 Annual Report"). We believe that this process allows us to provide our stockholders with the information they need in a more timely manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. The Notice contains instructions on how to access those documents over the Internet, which are available at *www.novatelwireless.com/proxymaterials*. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our 2015 Annual Report and a form of proxy card or voting instruction card. All stockholders who have previously requested a paper copy of our proxy materials will continue to receive a paper copy of the proxy materials by mail.

It is important that your shares be represented at the Annual Meeting. Whether or not you plan to attend, please vote through the Internet, by telephone or, if you requested printed copies of these materials, by signing and returning your proxy card. Any stockholder who attends the Annual Meeting may vote in person, even if the stockholder has voted through the Internet, by telephone or by mail, provided that if your shares are registered in the name of a broker, dealer, bank or other nominee, you must obtain a legal proxy from your broker, dealer, bank or other nominee and bring it with you to the Annual Meeting. If you hold your shares through an account with a broker, dealer, bank or other nominee, please follow the instructions you receive from them to vote your shares.

We hope that you will be able to attend the Annual Meeting and we look forward to seeing you.

Sincerely,

Lance Bridges
Senior Vice President, General Counsel and Secretary

NOVATEL WIRELESS™

9645 Scranton Road
Suite 205
San Diego, CA 92121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date	Thursday, June 16, 2016
Time	1:00 p.m., local time
Location	Novatel Wireless, Inc. 9645 Scranton Road, Suite 205 San Diego, California 92121
Items of Business	(1) Elect two directors to serve until the 2019 annual meeting of stockholders; (2) Approve the amendment of the Novatel Wireless, Inc. 2009 Omnibus Incentive Compensation Plan to increase the number of shares issuable under the plan by 3,000,000 shares; (3) Hold an advisory vote on executive compensation; (4) Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2016; and (5) Transact any other business properly brought before the Annual Meeting or any adjournment or postponement thereof.
Record Date	The close of business on April 27, 2016.

Information concerning the matters to be voted upon at the Annual Meeting is set forth in the proxy statement accompanying this notice.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, please vote your shares through the Internet, by telephone or, if you requested printed copies of these materials, by signing and returning your proxy card. If you hold shares through an account with a broker, dealer, bank or other nominee, please follow the instructions you receive from them to vote your shares.

By Order of the Board of Directors,

Lance W. Bridges

Lance Bridges
Senior Vice President, General Counsel and Secretary

April 29, 2016
San Diego, California

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JUNE 16, 2016: The Notice of Annual Meeting of Stockholders, Proxy Statement and the Company's 2015 Annual Report on Form 10-K are available at *www.novatelwireless.com/proxymaterials.*

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in the proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

2016 Annual Meeting of Stockholders

Time and Date: 1:00 p.m., local time on Thursday, June 16, 2016

Location: Novatel Wireless, Inc., 9645 Scranton Road, Suite 205, San Diego, California 92121

Record Date: Close of business on April 27, 2016

Voting: Shareholders of record as of the Record Date are entitled to one vote per share on each matter to be voted upon at the Annual Meeting.

Entry: Everyone attending the Annual Meeting will be required to present both proof of ownership of the Company's common stock and valid picture identification, such as a driver's license or passport. If your shares are held through an account with a broker, dealer, bank or other nominee, you will need a recent brokerage account statement or letter from your broker, dealer, bank or other nominee reflecting stock ownership as of the Record Date. If you do not have both proof of ownership of the Company's common stock and valid picture identification, you may not be admitted to the Annual Meeting.

Voting Matters and Board Recommendations

The Board of Directors of the Company (the "Board") is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

Proposal	Board Recommendation	Page Reference
Proposal 1: Election of Directors	FOR each nominee	5
Proposal 2: Approval of the Amendment of the Novatel Wireless, Inc. 2009 Omnibus Incentive Compensation Plan	FOR	41
Proposal 3: Advisory Vote on Executive Compensation	FOR	49
Proposal 4: Ratification of the Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2016	FOR	50

Voting Methods

If you are a holder of record on the Record Date, you can vote your shares:

 *By Internet.* By logging onto the secure website included on the proxy card and following the instructions provided any time up until 1:00 a.m., Pacific Time, on June 16, 2016.

 *By Telephone.* By calling the telephone number listed on the proxy card and following the instructions provided by the recorded message any time up until 1:00 a.m., Pacific Time, on June 16, 2016.

 *By Mail.* If you requested printed copies of these materials, by completing, signing, dating and promptly returning the proxy card in the postage-paid return envelope provided with the proxy materials for receipt prior to the Annual Meeting.

 *In Person.* By voting in person at the Annual Meeting (if you satisfy the admission requirements, as described above). Even if you plan to attend the Annual Meeting, we encourage you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the Annual Meeting.

TABLE OF CONTENTS

Novatel Wireless, Inc.
9645 Scranton Road, Suite 205
San Diego, California 92121

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THIS PROXY STATEMENT

What is the purpose of this proxy statement?

This proxy statement (the "Proxy Statement") is being furnished to you on behalf of the Board to solicit your proxy to vote at the Annual Meeting of the Company to be held on Thursday, June 16, 2016, at 1:00 p.m., local time, at the Company's headquarters located at 9645 Scranton Road, Suite 205, San Diego, California 92121. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement.

Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

As permitted by the SEC, we are making this Proxy Statement and our 2015 Annual Report available to our stockholders electronically via the Internet. On or about May 6, 2016, we are mailing to most of our stockholders the Notice in lieu of a printed copy of the proxy materials. All stockholders who have previously requested a printed copy of the Company's proxy materials will continue to receive a printed copy of the proxy materials. All other stockholders will not receive a printed copy of the proxy materials unless one is requested.

Who is entitled to vote at the Annual Meeting?

Holders of record of our common stock as of the close of business on April 27, 2016 (the "Record Date"), are entitled to notice of, and to vote at, the Annual Meeting. If your shares of common stock were registered directly in your name with our transfer agent, Computershare Trust Company, at the close of business on the Record Date, then you are a holder of record and are entitled to notice of, and to vote at, the Annual Meeting. If your shares were not directly held in your name, but were held through an account with a broker, dealer, bank or other nominee at the close of business on the Record Date, then your shares are held in "street name" and the organization holding your account is considered the holder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct your broker, dealer, bank or other nominee on how to vote your shares and are invited to attend the Annual Meeting. However, since you are not the holder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, dealer, bank or other nominee.

What matters will be considered at the Annual Meeting?

At the Annual Meeting, our stockholders will be asked to:

(1) Elect two directors to serve until the 2019 annual meeting of stockholders;

(2) Approve the amendment of the Novatel Wireless, Inc. 2009 Omnibus Incentive Compensation Plan (the "2009 Incentive Plan") to increase the number of shares issuable under the plan by 3,000,000 shares;

(3) Hold an advisory vote on executive compensation;

(4) Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2016; and

(5) Transact any other business properly brought before the Annual Meeting or any adjournment or postponement thereof.

How many votes do I have?

Each holder of record as of the Record Date is entitled to one vote for each share of common stock held by such holder on the Record Date. As of the Record Date, 53,403,419 shares of common stock were outstanding and entitled to vote at the Annual Meeting. The Company does not expect the number of outstanding shares to materially change between the Record Date and the Annual Meeting date.

What are the Board's recommendations on how I should vote my shares?

Proposal	Board Recommendation	Page Reference
Proposal 1: Election of Directors	FOR each nominee	5
Proposal 2: Approval of the Amendment of the Novatel Wireless, Inc. 2009 Omnibus Incentive Compensation Plan	FOR	41
Proposal 3: Advisory Vote on Executive Compensation	FOR	49
Proposal 4: Ratification of the Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2016	FOR	50

How do I cast my vote?

You may vote "**FOR**," "**AGAINST**" or abstain from voting for the matters to be voted on. If you are a holder of record as of the Record Date, you can vote:

 *In Person.* You may vote your shares in person at the Annual Meeting (if you satisfy the admission requirements, as described above). Even if you plan to attend the Annual Meeting, we encourage you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the Annual Meeting.

 *By Telephone.* You may vote your shares 24 hours a day by calling the number listed on the proxy card and following the instructions provided by the recorded message.

 *By Internet.* You may vote your shares 24 hours a day by logging onto the secure website listed on the proxy card and following the instructions provided.

 *By Mail.* If you requested printed copies of these materials, you may complete, sign, date and promptly return the enclosed proxy card in the postage-paid return envelope provided with the proxy materials.

If you submit a valid proxy to us before the Annual Meeting, we will vote your shares as you direct (unless your proxy is subsequently revoked in the manner described below). Telephone and Internet voting is available through 1:00 a.m., Pacific Time, on Thursday, June 16, 2016. If you vote by mail, your proxy card must be received before the Annual Meeting to ensure that your vote is counted.

If your shares are held in "street name," your broker, dealer, bank or other nominee will provide you with instructions on how to vote your shares. To be sure your shares are voted in the manner you desire, you should instruct your broker, dealer, bank or other nominee on how to vote your shares.

Instructing your broker, dealer, bank or other nominee how to vote your shares is important due to the stock exchange rule that prohibits your broker, dealer, bank or other nominee from voting your shares with respect to certain proposals without your express voting instructions.

If you hold your shares in "street name" and wish to attend the Annual Meeting and vote your shares in person, you must obtain a valid proxy from your broker, dealer, bank or other nominee.

Can I revoke my proxy?

Yes. However, your presence at the Annual Meeting will not automatically revoke your proxy. If you are a registered holder, you may change or revoke your proxy at any time before a vote is taken at the Annual Meeting by giving notice to the Company's Secretary in writing during the Annual Meeting or in advance of the Annual Meeting by executing and forwarding to the Company's Secretary a later-dated proxy or by voting a later proxy over the telephone or the Internet. If your shares are held in "street name," you should check with the broker, dealer, bank or other nominee that holds your shares to determine how to change or revoke your vote.

What if I return a signed proxy card but do not provide voting instructions?

All properly submitted proxies, unless revoked in the manner described above, will be voted at the Annual Meeting in accordance with your instructions on the proxy. If a properly executed proxy gives no specific voting instructions, the shares of common stock represented by such proxy will be voted:

- **FOR** the election of the two director nominees to serve until the 2019 annual meeting of stockholders;
- **FOR** the approval of the amendment of the 2009 Incentive Plan;
- **FOR** the advisory vote on executive compensation;
- **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ended December 31,2016; and
- at the discretion of the proxy holders with respect to any other matter that is properly presented at the Annual Meeting.

What will constitute a quorum at the Annual Meeting?

Holders of a majority of shares of our common stock entitled to vote at the Annual Meeting must be present at the Annual Meeting, in person or by proxy, to constitute a quorum, which is necessary to conduct the Annual Meeting. Your shares will be counted toward the quorum if you submit a properly executed proxy or vote at the Annual Meeting. In addition, abstentions and broker non-votes will be treated as present for the purpose of determining the presence of a quorum for the transaction of business at the Annual Meeting. A broker non-vote occurs when a broker, dealer, bank or other nominee holding shares for a beneficial owner submits a proxy for a meeting but does not vote on a particular proposal because that holder does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. If there is no quorum, then either the chairman of the meeting or the holders of a majority in voting power of the shares of common stock that are entitled to vote at the meeting, present in person or by proxy, may adjourn the meeting until a quorum is present or represented.

How many votes are required to approve each proposal?

Proposal 1. Assuming that a quorum is present, the directors will be elected by a plurality of the votes cast by holders of our common stock. Abstentions and broker non-votes will have no effect on Proposal 1.

Proposal 2. Assuming that a quorum is present, the approval of the amendment of the 2009 Incentive Plan to increase the number of shares issuable under the plan by 3,000,000 shares will require the affirmative vote of the holders of a majority of the common stock present, in person or by proxy, and entitled to vote at the Annual Meeting. Abstentions will have the same effect as votes against Proposal 2. Broker non-votes will have no effect on Proposal 2.

Proposal 3. Assuming that a quorum is present, the approval of the advisory vote on executive compensation will require the affirmative vote of the holders of a majority of the common stock present, in person or by proxy, and entitled to vote at the Annual Meeting. Abstentions will have the same effect as votes against Proposal 3. Broker non-votes will have no effect on Proposal 3.

Proposal 4. Assuming that a quorum is present, the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2016 will require the affirmative vote of the holders of a majority of the common stock present, in person or by proxy, and entitled to vote at the Annual Meeting. Abstentions will have the same effect as votes against Proposal 4. Proposal 4 is considered a routine matter under applicable rules. A broker, dealer, bank or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected in connection with Proposal 4.

What happens when multiple stockholders share an address?

A number of brokers with account holders who are stockholders of the Company will be "householding" the Notice. A single Notice will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice, please notify your broker and direct a written request to Novatel Wireless, Inc., 9645 Scranton Road, Suite 205, San Diego, California 92121, Attn: Secretary, or contact the Company's Secretary by telephone at (858) 812-3400. Stockholders who receive multiple copies of the Notice at their address and would like to request "householding" of future communications should contact their broker. In addition, upon written or oral request to the address or telephone number set forth above, we will promptly deliver a separate copy of the Notice to any stockholder at a shared address to which a single copy of the Notice was delivered.

What does it mean if I received more than one proxy card?

If you requested printed copies of these materials and you received more than one proxy card, your shares are likely registered in more than one name or are held in more than one account. Please complete, sign, date and promptly return each proxy card to ensure that all of your shares are voted.

Where else are the proxy materials available?

This Proxy Statement, the 2015 Annual Report and related materials are available for your review at *www.novatelwireless.com/proxymaterials*. Additionally, in accordance with SEC rules, you may access these materials on the website listed on the Notice.

Who will bear the costs of soliciting votes for the Annual Meeting?

The Company will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners for their reasonable expenses in forwarding solicitation material to such beneficial owners. Our directors, officers and employees may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be reported in a current report on Form 8-K, which will be filed with the SEC within four business days after the Annual Meeting. If our final voting results are not available within four business days after the Annual Meeting, we will file a current report on Form 8-K reporting the preliminary voting results and subsequently file the final voting results in an amendment to the current report on Form 8-K within four business days after the final voting results are known to us.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JUNE 16, 2016: The Notice of Annual Meeting, Proxy Statement and the 2015 Annual Report are available at *www.novatelwireless.com/proxymaterials.*

Proposal 1: ELECTION OF DIRECTORS

The Company's Board is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board, and each class has a three-year term. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of their election and qualification until the third annual meeting of stockholders following election. There are currently five directors serving on the Board.

The Nominating and Corporate Governance Committee of our Board (the "Nominating and Corporate Governance Committee") has recommended that each of James Ledwith and Sue Swenson be elected to serve a three-year term expiring at the 2019 annual meeting of stockholders. Mr. Ledwith and Ms. Swenson are both incumbent directors and stand for re-election at the Annual Meeting.

This section contains information about the director nominees and the directors whose terms of office continue after the Annual Meeting. The directors will be elected by a plurality of the votes cast by holders of our common stock at the Annual Meeting. Abstentions and broker non-votes will have no effect on this proposal. Proxies cannot be voted for a greater number of persons than two, the number of nominees named above.

Nominees to be Elected for a Term Expiring at the 2019 Annual Meeting of Stockholders

James Ledwith   **Director since March 2008**

Mr. Ledwith, age 70, served as our lead independent director from April 2010 through April 2014. Mr. Ledwith served as a partner at Cohn Reznick, LLP, formerly J.H. Cohn LLP, an accounting and consulting firm, from 1992 until his retirement in 2009 and has been a lecturer at San Diego State University from 2000 to 2007 and from 2011 to the present. Mr. Ledwith served as a director of San Diego Trust Bank, a privately held community bank, from 2004 until its sale in June 2013. Mr. Ledwith is a certified public accountant and received a Bachelor of Science in Business Administration from Babson College and a Masters of Business Administration from the Wharton Graduate Division of the University of Pennsylvania. Mr. Ledwith spent his career primarily in public accounting and has extensive knowledge of accounting and financial reporting rules and regulations. Mr. Ledwith's educational background and accounting expertise provide a solid background for him to advise and consult with the Board on financial and audit-related matters as Chair of the Audit Committee of our Board (the "Audit Committee") and as a member of the Compensation Committee of our Board (the "Compensation Committee") and the Nominating and Corporate Governance Committee.

Sue Swenson   **Chief Executive Officer since October 2015, Director since June 2012 and Chair of the Board since April 2014**

Ms. Swenson, age 67, is the Company's Chief Executive Officer and Chair of the Board, and has more than 20 years of executive management experience in the telecommunications industry and considerable experience serving on the boards of directors of growing technology companies. Since 1994, she has been a director of Wells Fargo & Company and sits on their Audit and Examination Committee and Governance and Nominating Committee. Ms. Swenson also serves as a director on the boards of directors of Spirent Communications Plc, Harmonic, Inc., and FirstNet, and has previously served on boards of directors of numerous public and private companies, including Leap Wireless International, Inc., mBlox and Palm. Ms. Swenson retired in 2011 as President and Chief Executive Officer of Sage Software, Inc., a position she had held since 2008. Before joining Sage Software, Inc. Ms. Swenson held positions at a variety of telecom companies, including as Chief Operating Officer of Atrinsic, Inc. (formerly known as New Motion, Inc.), Chief Operating Officer of Amp'd Mobile, Inc., President and Chief Executive Officer of Leap Wireless International, Inc., and President and Chief Executive Officer of Cellular One. Ms. Swenson holds a Bachelor of Arts from San Diego State University. Ms. Swenson's substantial experience at, and knowledge regarding, high technology companies, including wireless communication companies, provide a particularly relevant and informed background for her to use on the Board.

Director With Term Expiring at the 2017 Annual Meeting of Stockholders

Philip Falcone   *Director since October 2014*

Mr. Falcone, age 53, was originally appointed to the Board pursuant to the terms of the Investors' Rights Agreement, dated September 8, 2014 (the "Investors' Rights Agreement"), by and between the Company and HC2 Holdings 2, Inc. ("HC2 Holdings"). Mr. Falcone has served as a director of HC2 Holdings, Inc., a Delaware corporation ("HC2"), since January 2014 and as Chairman of the Board, President and Chief Executive Officer of HC2 since May 2014. Mr. Falcone served as President of HRG Group, Inc. (formerly known as Harbinger Group Inc.), a diversified holding company ("HGI"), from 2009 to 2011 and as a director, Chairman of the Board and Chief Executive Officer of HGI from 2009 to 2014. Mr. Falcone has also served as Chief Investment Officer and Chief Executive Officer of Harbinger Capital Partners LLC ("Harbinger Capital") and certain of its affiliates since 2001. Prior to joining the predecessor of Harbinger Capital, Mr. Falcone served as Head of High Yield trading for Barclays Capital where he managed the Barclays High Yield and Distressed trading operations. Mr. Falcone began his career in 1985, trading high yield and distressed securities at Kidder, Peabody & Co. Mr. Falcone received a Bachelor of Arts in Economics from Harvard University. Mr. Falcone has over two decades of experience in leveraged finance, distressed debt and special situations. Mr. Falcone has a strong financial background, including significant experience working with companies in the information technology and broadband industry, and experience serving on public company boards of directors which makes him well-suited to serve on our Board.

Directors With Terms Expiring at the 2018 Annual Meeting of Stockholders

Robert Pons   *Director since October 2014*

Mr. Pons, age 59, was originally appointed to the Board pursuant to the terms of the Investors' Rights Agreement. Mr. Pons has served as a director of HC2 since September 2011. Mr. Pons also served as President and Chief Executive Officer of HC2 from August 2013 to January 2014 and Executive Chairman of HC2 from January 2014 to April 2014 and has served as Executive Vice President of Business Development of HC2 since April 2014. From February 2011 to April 2014, Mr. Pons was Chairman of Live Microsystems, formerly Livewire Mobile, Inc., a comprehensive one-stop digital content solution for mobile carriers. From January 2008 until February 2011, Mr. Pons was Senior Vice President of TMNG Global, a leading provider of professional services to the communications, converging media and entertainment industries and the capital formation firms that support them. From January 2004 until April 2007, Mr. Pons served as President and Chief Executive Officer of Uphonia, Inc. (formerly known as SmartServ Online, Inc.), a wireless applications service provider. From August 2003 until January 2004, Mr. Pons served as interim Chief Executive Officer of SmartServ Online, Inc. on a consulting basis. From March 1999 to August 2003, Mr. Pons was President of FreedomPay, Inc., a wireless device payment processing company. During the period from January 1994 to March 1999, Mr. Pons was President of Lifesafety Solutions, Inc., an enterprise software company. Mr. Pons also currently serves on the boards of directors of Concurrent Computer Corporation, a global leader in multi-screen video delivery, media data management and monetization platforms, DragonWave, Inc., a leading provider of high-capacity wave solutions for next generation IP networks, and as Vice-Chairman of the board of directors of MRV Communications. Within the past five years, he has also served on the boards of directors of Proxim Wireless Corporation, Network-1 Security Solutions, Inc. and Arbinet Corporation. Mr. Pons holds a Bachelor of Arts from Rowan University. Mr. Pons's experience serving on public company boards of directors and his industry experience, knowledge and relationships provide a relevant and informed background for him to serve as a member of our Board, our lead independent director, a member of the Audit Committee and the Compensation Committee and as Chair of the Nominating and Corporate Governance Committee.

David Werner   *Director since January 2004*

Mr. Werner, age 64, has been Co-Chief Executive Officer of Consolidated Aerospace Manufacturing, LLC, an engineered component manufacturer, since December 2012. Mr. Werner was also Co-Chief Executive Officer of Aerofit, LLC, an engineered component manufacturer, from December 2012 to August 2015. Previously, Mr. Werner was a co-owner of Aerofit, Inc., from March 2004 to December 2012. From 2002 to 2004, Mr. Werner was a partner in an acquisition and business development venture serving the engineered components market. Mr. Werner also served as Executive Vice President and Chief Financial Officer of Day Runner, Inc. from 1999 to 2002. From 1994 to 1999, Mr. Werner was Executive Vice President and a member of the board of directors of Kaynar Technologies, Inc., a specialty component manufacturer. From 1990 to 1993, Mr. Werner served as Vice President and Chief Financial Officer of Microdot, Inc. From 1978 to 1990, Mr. Werner served in various accounting, financial, operating and executive positions with Lear Siegler. From 1974 to 1978, Mr. Werner worked for Peat, Marwick, Mitchell & Co. (currently KPMG). Mr. Werner is a certified public accountant (inactive) and received a Bachelor of Science in Business Administration and a Master of Business Administration from the University of Southern California. Mr. Werner brings leadership, financial experience and a background in executive management to the Board. Mr. Werner's strong understanding of the issues affecting the Company as a result of more than 20 years of executive experience in various industries provides a relevant and informed background for him to serve as a member of the Nominating and Corporate Governance Committee and as Chair of the Compensation Committee. With his background in accounting and finance, Mr. Werner also brings an understanding of financial issues to the Board and the Audit Committee.

In the vote on the election of the director nominees, stockholders may:
- Vote **FOR** any of the nominees;
- Vote **AGAINST** any of the nominees; or
- **ABSTAIN** from voting as to any of the nominees.



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE ABOVE-NAMED NOMINEES AS A DIRECTOR.

CORPORATE GOVERNANCE

Director Independence

Under the listing requirements of The NASDAQ Stock Market LLC ("NASDAQ"), a majority of the members of our Board must be independent. The Board has determined that our current non-management directors, Messrs. Falcone, Ledwith, Pons and Werner, are each "independent" of the Company and management within the meaning of the NASDAQ listing requirements. Ms. Swenson is not "independent" under the NASDAQ listing requirements because she is an employee of the Company.

One of the former directors that served during the Company's 2015 fiscal year, Mr. Gerns, was determined by our Board to be "independent" of the Company and management within the meaning of the NASDAQ listing requirements. Mr. Mashinsky, our former Chief Executive Officer, was not "independent" under the NASDAQ listing requirements during the 2015 fiscal year.

Director Nominations

Qualifications. The Nominating and Corporate Governance Committee considers a number of factors in its evaluation of director candidates, including the members of the Board eligible for re-election. These factors include relevant business experience, expertise, character, judgment, length of potential service, independence, other commitments and the current needs of the Board and its committees. In the case of incumbent directors, the Nominating and Corporate Governance Committee also considers a director's overall service to the Company during his or her term, including the number of meetings attended, level of participation and quality of performance.

While the Nominating and Corporate Governance Committee has not established specific criteria related to a director candidate's education, experience level or skills, it expects qualified candidates will have appropriate experience and a proven record of business success and leadership. The Nominating and Corporate Governance Committee believes the Board should be comprised of a diverse group of individuals with significant and relevant senior management and leadership experience, an understanding of technology relevant to the Company and its business, a long-term and strategic perspective and the ability to advance constructive debate and a global perspective. While

the Board considers diversity in its evaluation of candidates, the Board does not have a policy specifically focused on diversity.

The Nominating and Corporate Governance Committee has adopted a retirement policy that provides that a non-management director will not be nominated for a term that would begin after such director's 72nd birthday. The policy enables the Board to approve the nomination of a non-management director after the age of 72 if, due to special or unique circumstances, it is in the best interest of the Company and its stockholders that such director continue to be nominated for re-election to the Board.

Stockholder Recommendations. The Nominating and Corporate Governance Committee considers recommendations of potential director candidates from stockholders based on the same criteria as a candidate identified by an individual director or the Nominating and Corporate Governance Committee.

Stockholders may recommend candidates at any time. However, to be considered by the Nominating and Corporate Governance Committee for inclusion in the proxy statement for our next annual meeting of stockholders, the recommendations must be in proper form and delivered to, or mailed and received at, the principal executive offices of the Company not earlier than the 120th day nor later than the close of business on the 90th day prior to the one-year anniversary of this year's Annual Meeting; provided, however, that if the date of the next annual meeting of stockholders is more than 30 days before or more than 60 days after such anniversary date, the recommendation must be delivered, or mailed and received, not earlier than the close of business on the 120th day prior to such annual meeting of stockholders and not later than the close of business on the 90th day prior to such annual meeting of stockholders or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting of stockholders was first made. A stockholder's notice recommending a candidate must include the following:

- As to each Nominating Person (as defined below), the:
  (i) the name and address of such Nominating Person (including, if applicable, the name and address that appear on the Company's books and records); and

(ii) the class or series and number of shares of the Company's common stock that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act")) by such Nominating Person;

- As to each Nominating Person, any Disclosable Interests (as defined in Section 5(c)(ii) of the Second Amended and Restated Bylaws of the Company (the "Bylaws"));

- As to each Nominating Person:

  (i) a representation that the Nominating Person is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose the recommendation; and

  (ii) a representation as to whether the Nominating Person intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to approve or adopt the recommendation and/or (2) otherwise to solicit proxies or votes from stockholders in support of the recommendation; and

- As to each person whom a Nominating Person proposes to nominate for election as a director:

  (i) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such proposed nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

  (ii) a description of all direct and indirect compensation and other material agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among any Nominating Person, on the one hand, and each proposed nominee, his or her respective associates or any other participants in such solicitation, and any other

persons with whom such proposed nominee (or any of his or her respective associates or other participants in such solicitation) is Acting in Concert (as defined in Section 5(c) of the Bylaws), on the other hand; and

  (iii) a completed and signed questionnaire, representation, and agreement as provided in Section 6(h) of the Bylaws.

For purposes of this Proxy Statement, the term "Nominating Person" shall mean:

(i) the stockholder providing the notice of the nomination proposed to be made at the meeting;

(ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made;

(iii) any participant with such stockholder or beneficial owner in such solicitation or associate of such stockholder or beneficial owner; and

(iv) any other person with whom such stockholder or such beneficial owner (or any of their respective associates or other participants in such solicitation) is Acting in Concert (as defined in Section 5(c) of the Bylaws).

The Nominating Person's notice must be signed and delivered to the following address:

Novatel Wireless, Inc.
c/o Secretary
9645 Scranton Road, Suite 205
San Diego, California 92121

Communications with the Board

Stockholders and other interested parties may communicate with the Board, the non-management directors or specific directors by mail addressed to:

Novatel Wireless, Inc.
c/o Secretary
9645 Scranton Road, Suite 205
San Diego, California 92121

The communication should clearly indicate whether it is intended for the Board, the non-management directors or a specific director. Our Secretary will review all communications and will, on a periodic basis, forward all communications to the appropriate director or directors, other than those communications that are merely solicitations for products or services or that relate to matters that are clearly improper or irrelevant to the functioning of the Board.

Code of Ethics

The Board has adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees. The purpose of the code of business conduct and ethics is to, among other things, focus our directors, officers and employees on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report concerns regarding possible unethical or unlawful conduct and to help enhance and formalize our culture of integrity, respect and accountability. We distribute copies of the code of business conduct and ethics to, and conduct periodic training sessions regarding its content for, our newly elected directors and newly hired officers and employees. We will post information regarding any amendment to, or waiver from, our code of business conduct and ethics on our website in the Investors tab under "Corporate Governance" as required by applicable law. A copy of our code of business conduct and ethics is available on our website under the Investors tab under "Corporate Governance" at *www.novatelwireless.com*.

INFORMATION REGARDING THE BOARD AND ITS COMMITTEES

The Board currently consists of five members, four of whom are non-management directors. The Board is divided into three classes with each class serving a three-year term. The term of one class expires at each annual meeting of stockholders of the Company.

Board Meetings and Director Attendance

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all meetings of the Board and the committees on which he or she serves. In 2015, the Board met ten times, six of which were telephonic meetings. Each Board member, other than Philip Falcone, attended at least 75% of the meetings of the Board and the committees on which he or she served during the period for which he or she was a director or committee member. Philip Falcone attended a majority of the meetings of the Board during 2015 and did not serve on any Board committees.

Annual Meeting of Stockholders

While we encourage our directors to attend our annual meetings of stockholders, we do not have a formal policy regarding their attendance thereof. Ms. Swenson attended the 2015 annual meeting of stockholders.

Board Committees

The Board currently has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each committee operates under a written charter adopted by the Board. All of the charters are publicly available on our website at *www.novatelwireless.com* in the Investors tab under "Corporate Governance." You may also obtain a copy of these charters upon sending a written request to our Secretary at our principal executive offices.

Upon the recommendation of the Nominating and Corporate Governance Committee, the Board appoints committee members annually. The table below sets forth the current composition of our Board committees:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Sue Swenson			
Philip Falcone			
James Ledwith	☑	✓	✓
Robert Pons ★	✓	✓	☑
David Werner	✓	☑	✓

☑ Chair   ✓ Member   ★ Lead Independent Director

Audit Committee

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements and internal control over financial reporting.

> The functions and responsibilities of the Audit Committee include:
>
> - engaging our independent registered public accounting firm and conducting an annual review of the independence of that firm;
> - reviewing with management and the independent registered public accounting firm the scope and the planning of the annual audit;
> - reviewing the annual audited financial statements and quarterly unaudited financial statements with management and the independent registered public accounting firm;
> - reviewing the findings and recommendations of the independent registered public accounting firm and management's response to the recommendations of that firm;
> - discussing with management and the independent registered public accounting firm, as appropriate, the Company's policies with respect to financial risk assessment and financial risk management;
> - overseeing compliance with applicable legal and regulatory requirements, including ethical business standards;
> - establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
> - establishing procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
> - preparing the Audit Committee Report to be included in our annual proxy statement;
> - monitoring ethical compliance, including review of related party transactions; and
> - periodically reviewing the adequacy of the Audit Committee charter.

In 2015, the Audit Committee met four times, none of which was a telephonic meeting.

Our independent registered public accounting firm reports directly to the Audit Committee. Each member of the Audit Committee must have the ability to read and understand fundamental financial statements and at least one member must have past employment experience in finance or accounting, and the requisite professional certification in accounting or another

comparable experience or background. The Board has determined that each member of the Audit Committee is "independent" as defined by the NASDAQ listing requirements and SEC rules. The Board has also determined that Mr. Ledwith, the Chair of the Audit Committee, meets the requirements of an "audit committee financial expert" as defined by SEC rules.

Compensation Committee

The Compensation Committee establishes, administers and oversees compliance with our policies, programs and procedures for compensating our executive officers and the Board.

> The functions and responsibilities of the Compensation Committee include:
>
> - establishing and reviewing our general compensation policies and levels of compensation applicable to our executive officers and our non-management directors;
> - evaluating the performance of, and determining the compensation for, our executive officers, including our Chief Executive Officer;
> - reviewing regional and industry-wide compensation practices in order to assess the adequacy and competitiveness of our executive compensation programs;
> - administering our employee benefits plans, including approving awards of stock, restricted stock units ("RSUs") and stock options to employees and other parties under our equity incentive compensation plans;
> - reviewing and discussing with management the disclosures contained in the Compensation Discussion and Analysis to be included in our annual reports on Form 10-K, registration statements, proxy statements or information statements;
> - preparing the Compensation Committee Report to be included in our annual proxy statement; and
> - periodically reviewing the adequacy of the Compensation Committee charter.

In 2015, the Compensation Committee met eight times, four of which were telephonic meetings. The Board has determined that each member of the Compensation Committee is "independent" as defined by the NASDAQ listing requirements.

The Compensation Committee has the sole authority to retain and supervise one or more outside advisors, including outside counsel and consulting firms, to advise the Committee on executive and director compensation matters and to terminate any such adviser. In addition, the Committee has the sole authority to approve the fees of an outside adviser and other terms of such adviser's retention by the Company.

Since late 2014, the Compensation Committee has retained Compensia, Inc. ("Compensia") as its compensation consultant.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee considers, evaluates and nominates director candidates, including the members of the Board eligible for re-election and the recommendations of potential director candidates from stockholders.

> The functions and responsibilities of the Nominating and Corporate Governance Committee include:
> - developing and recommending a set of corporate governance guidelines applicable to the Company;
> - identifying and evaluating candidates to serve on the Board, including determining whether incumbent directors should be nominated for re-election to the Board, and reviewing and evaluating director nominees submitted by stockholders;
> - reviewing possible conflicts of interest of prospective Board members;
> - recommending director nominees;
> - establishing procedures and guidelines for individuals to be considered to become directors;
> - recommending the appropriate size and composition of the Board and each of its committees;
> - overseeing periodic evaluations of the performance of the Board, the Board committees and the directors;
> - monitoring the continued legal compliance of our established principles and policies; and
> - periodically reviewing the adequacy of the Nominating and Corporate Governance Committee charter.

In 2015, the Nominating and Corporate Governance Committee met four times, none of which was a telephonic meeting. The Board has determined that each member of the Nominating and Corporate

Governance Committee is "independent" as defined by the NASDAQ listing requirements.

Board Leadership Structure

The Company's policy as to whether the roles of Chair of the Board and Chief Executive Officer should be combined is based on the Company's needs at any particular time. Until April 2014, the Company combined the positions of Chair of the Board and Chief Executive Officer and the Board annually elected an independent director to serve as lead director. In April 2014, the Board separated these two roles and created the role of Chair of the Board to be filled by an independent director. Ms. Swenson was elected to serve as Chair of the Board. When Ms. Swenson was appointed as the Company's Chief Executive Officer in October 2015, the Company again combined the positions of the Chair of the Board and Chief Executive Officer. Accordingly, the Board has elected Robert Pons to serve as lead independent director. The Board believes that the current structure is appropriate and provides the most effective leadership for the Company given Ms. Swenson's more than 20 years of executive management experience in the telecommunications industry and considerable experience serving on the boards of directors of growing technology companies. The current structure allows Ms. Swenson to act as a bridge between management and the Board.

> The primary responsibilities of the lead independent director include, among other things:
> - advising the Chair of the Board as to the schedule of, agenda for and the information to be provided in connection with, Board meetings;
> - convening and presiding at meetings of directors at which the Chair of the Board is not present;
> - acting as a liaison between the non-management directors, the Company's executive officers and the Chair of the Board, when appropriate; and
> - acting as a liaison for communication with Company stockholders.

Board's Role in Risk Oversight

The Board plays an active role in the Company's risk oversight and is responsible for overseeing the processes established to report and monitor systems that mitigate material risks applicable to the Company. The Board delegates certain risk management responsibilities to the committees of the Board. The Audit Committee reviews and discusses with management the Company's policies regarding risk assessment and risk management and the Company's significant financial risk exposures and the actions that management has taken to limit, monitor or control those exposures. The Compensation Committee reviews the compensation of the Company's executive officers at least annually and considers the design of compensation programs and arrangements and potential risks presented thereby. The Nominating and Corporate Governance Committee considers potential risks presented by corporate governance issues affecting the Company and makes recommendations to the Board as appropriate. Each of these committees regularly reports to the Board on matters that involve the specific areas of risk that each committee oversees. The Board also receives regular reports on the Company's risk management from senior representatives of the Company's independent registered public accounting firm.

Director Compensation

We use a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve on the Board. Upon the recommendation of the Compensation Committee, the Board makes all compensation decisions for our non-management directors. In recommending director compensation, the Compensation Committee considers, among other things, the amount of time required of directors to fulfill their duties. A director who is also an employee of the Company does not receive additional compensation for serving as a director.

Cash Compensation. In 2015, the Compensation Committee adopted Compensia's recommendation that, consistent with the compensation practices of the Company's peers, the Company compensate its non-management directors by paying them an annual cash retainer fee without an additional per meeting attendance fee as the Company had done in previous years. In February 2015, the Board approved the Compensation Committee's recommendation to pay

the below components of the annual cash retainer fee to our non-management directors for Board and Board committee service in 2015, retroactively effective for service beginning on January 1, 2015:

	Chair	Each Other Member
Board of Directors[(1)]	$ 80,000	$ 40,000
Audit Committee	$ 20,000	$ 10,000
Compensation Committee	$ 14,000	$ 6,000
Nominating and Corporate Governance Committee	$ 10,000	$ 5,000

(1) Subsequent to her appointment to serve as Chief Executive Officer on October 27, 2015, Ms. Swenson continues to serve on the Board but does not receive additional compensation for her duties as a director or as Chair of the Board.

In February 2016, the Board approved the Compensation Committee's recommendation to pay the same components of cash compensation to our non-management directors in 2016 as was paid in 2015.

Equity-Based Compensation. In March 2015, the Board approved the Compensation Committee's recommendation that the Company grant each non-management director a specified number of RSUs, which on the date of grant would yield an economic value of $85,000, as partial compensation for their Board service in 2015. On March 16, 2015 each non-management director was granted 18,722 RSUs which vested in full on March 16, 2016.

In February 2016, the Board approved the Compensation Committee's recommendation that the Company grant each non-management director 42,500 RSUs, which on the grant date yielded an economic value of $68,850, which was reduced from the prior year's grant value, as partial compensation for their Board service in 2016. The RSUs were granted on March 1, 2016 and will vest in full on the first anniversary of the grant date.

Director Compensation Table. The table below summarizes the compensation paid to our non-management directors for service on the Board for the year ended December 31, 2015. In addition to the payments below, the Company reimburses directors for reasonable out-of-pocket expenses incurred in connection with attending Board and Board committee meetings.

Name[1][2]	Fees Earned or Paid in Cash		Stock Awards [3][4]		Total	
James Ledwith	$	66,856	$	84,998	$	151,854
Philip Falcone	$	40,000	$	84,998	$	124,998
Robert Pons	$	68,486	$	84,998	$	153,484
David Werner	$	53,253	$	84,998	$	138,251
Russell Gerns[5]	$	37,500	$	84,998	$	122,498



■ Fees Earned or Paid in Cash

■ Stock Awards

(1) From January 1, 2015 through October 27, 2015, Sue Swenson, our current Chief Executive Officer, served as a non-management director. During that time, she received compensation for her service on the Board. Subsequent to her appointment to serve as Chief Executive Officer on October 27, 2015, she continued to serve on our Board, but did not accrue or receive additional compensation for her service as a director or as Chair of the Board. The compensation received by Ms. Swenson as an employee of the Company, as well as compensation received as a non-management director prior to becoming an employee, is shown in the *Summary Compensation Table* in this Proxy Statement.

(2) From January 1, 2015 through October 27, 2015, Alex Mashinsky, our former Chief Executive Officer, served as a director. The compensation received by Mr. Mashinsky as an employee of the Company is shown in the *Summary Compensation Table* in this Proxy Statement. Mr. Mashinsky did not receive additional compensation for his service as a director.

(3) Represents the aggregate grant date fair value of the equity awards granted in 2015 as computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 9, *Share-based Compensation*, in the 2015 Annual Report.

(4) The following table shows, for each of our non-management directors, the aggregate number of stock and option awards outstanding as of December 31, 2015. All option awards reported in the table below were vested in full as of December 31, 2015.

Name	Option Awards	Stock Awards
James Ledwith	38,746	57,620
Philip Falcone	—	38,590
Robert Pons	—	38,590
David Werner	38,746	57,620
Russell Gerns	22,862	—

(5) Mr. Gerns resigned from the Board effective as of October 5, 2015. Upon his resignation, the Board voted to accelerate the vesting of Mr. Gerns's outstanding restricted stock awards, which as a result, vested in full on October 5, 2015.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our current executive officers:

Executive	Age	Title
Sue Swenson	67	Chief Executive Officer
Michael Newman	47	Executive Vice President and Chief Financial Officer
Stephen Sek	50	Senior Vice President and Chief Technology Officer
Lance Bridges	54	Senior Vice President, General Counsel and Secretary

Sue Swenson has served as a director since June 2012, as Chair of the Board since April 2014, and as Chief Executive Officer since October 2015. Ms. Swenson has more than 20 years of executive management experience in the telecommunications industry and considerable experience serving on the boards of directors of growing technology companies. Since 1994, she has been a director of Wells Fargo & Company and sits on their Audit and Examination Committee and Governance and Nominating Committee. Ms. Swenson also serves as a director on the boards of directors of Spirent Communications Plc, Harmonic, Inc., and FirstNet, and has previously served on boards of directors of numerous public and private companies, including Leap Wireless International, Inc., mBlox and Palm. Ms. Swenson retired in 2011 as President and Chief Executive Officer of Sage Software, Inc., a position she had held since 2008. Before joining Sage Software, Ms. Swenson held positions in a variety of telecom companies, including as Chief Operating Officer of Atrinsic, Inc. (formerly known as New Motion, Inc.), Chief Operating Officer of Amp'd Mobile, Inc., President and Chief Executive Officer of Leap Wireless International, Inc., and President and Chief Executive Officer of Cellular One. Ms. Swenson holds a Bachelor of Arts from San Diego State University.

Michael Newman has served as our Executive Vice President and Chief Financial Officer since September 2014. He also served as Secretary of the Company from October 2014 until May 2015. Prior to joining the Company, Mr. Newman served as Chief Financial Officer of Websense, Inc. (now ForcePoint, a Raytheon company), a global leader of advanced IT security solutions ("Websense"), from 2011 to 2014. From 2002 to 2011, he served in several other senior executive level positions at Websense, including General Counsel and Chief Administrative Officer. During his time with Websense, Mr. Newman was responsible for accounting, finance, tax, human resources, legal, information technology, facilities and sales operations functions. Prior to joining Websense, Mr. Newman managed securities and corporate

development matters in the legal department for Gateway, Inc., a publicly-traded computer manufacturer. Mr. Newman holds a Juris Doctor from Harvard Law School and a Bachelor of Science in Business Administration from Georgetown University.

Stephen Sek has served as our Senior Vice President and Chief Technology Officer since March 2015. Prior to his appointment to serve as Senior Vice President and Chief Technology Officer, Mr. Sek had been employed by the Company as its Vice President of Global Products since September 2013, and had previously worked at the Company from August 2000 to November 2006 serving in various capacities, including as the Company's director of technology and standards, systems, test and accreditation engineering, general manager of Asia-Pacific, and director of customer technical solutions and technologies. Between 2006 and 2013, he served as Chief Technology Officer for Axesstel, Inc., a San Diego-based provider of wireless broadband access and connected home and voice solutions for the worldwide telecommunications market. At Axesstel, Inc., he was responsible for leading the office of the Chief Technology Officer, the patent committee, the company's technology realization and product introduction in all technologies to customers. From 1990 through 2000, Mr. Sek worked at Motorola Inc., where he served in various senior research, engineering and managerial roles for the PCS Advanced Technology Lab, PCS FLEX Technology Systems Division, and Paging and Wireless Data Group. Mr. Sek holds a Bachelor of Science from Boston University and a Master of Science in Electrical Engineering from the University of Southern California.

Lance Bridges has served as our Senior Vice President, General Counsel and Secretary since May 2015. Prior to joining the Company, Mr. Bridges served as Senior Vice President and General Counsel of Entropic Communications, a semiconductor company, from 2007 to 2015. Prior to joining Entropic Communications, Mr. Bridges was a partner at Cooley LLP, serving as outside general counsel to venture backed private companies and publicly traded companies across multiple industries. Mr. Bridges received his Juris Doctor from the University of California, Berkeley School of Law (Boalt Hall) and his Master of Business Administration from The Walter A. Haas School of Business Administration, University of California at Berkeley.

There are no family relationships among any of our executive officers. There are currently no legal proceedings, and during the past 10 years there have been no legal proceedings, that are material to the evaluation of the ability or integrity of any of our current executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Decisions with respect to compensation for our executive officers, including our Chief Executive Officer, are made by the Compensation Committee. The following discussion and analysis is focused primarily on the compensation of our named executive officers ("NEOs"). The compensation of our NEOs is presented in the tables and related information and discussed in the *Compensation of Named Executive Officers* section of this Proxy Statement beginning on page 26. Under SEC rules, our NEOs for 2015 were:

Executive	Title
Sue Swenson[(1)]	Chief Executive Officer
Michael Newman	Executive Vice President and Chief Financial Officer
Stephen Sek	Senior Vice President and Chief Technology Officer
Lance Bridges[(2)]	Senior Vice President, General Counsel and Secretary
Alex Mashinsky[(3)]	Former Chief Executive Officer
Slim Souissi[(4)]	Former President and Chief Operations Officer
John Carney[(5)]	Former Executive Vice President, Sales and Marketing

(1) Ms. Swenson was appointed to serve as Chief Executive Officer on October 27, 2015.
(2) Mr. Bridges began serving as Senior Vice President, General Counsel and Secretary on May 7, 2015.
(3) Mr. Mashinsky was terminated as Chief Executive Officer by the Board on October 27, 2015.
(4) Dr. Souissi resigned from his position as President and Chief Operations Officer effective as of June 11, 2015.
(5) Mr. Carney resigned from his position as Executive Vice President, Sales and Marketing effective as of December 1, 2015.

Compensation Philosophy and Objectives

In making decisions with respect to compensation for our executive officers, the Compensation Committee is guided by a pay-for-performance philosophy. The Compensation Committee believes that a significant portion of each executive's total compensation opportunity should vary with achievement of the Company's annual and long-term financial, operational and strategic goals. In designing the compensation program for our executive officers, the Compensation Committee seeks to achieve the following key objectives:

Motivate Executives. The compensation program should encourage our executive officers to achieve the Company's annual and long-term goals.

Alignment with Stockholders. The compensation program should align the interests of our executive officers with those of our stockholders, promoting actions that will have a positive impact on total stockholder return over the long term.

Attract and Retain Talented Executives. The compensation program should provide each executive officer with a total compensation opportunity that is market competitive. This objective is intended to ensure that we are able to attract and retain qualified executives while maintaining an appropriate cost structure for the Company.

Committee's Role in Establishing Compensation

Our Compensation Committee is currently comprised of Messrs. Werner, Ledwith and Pons, each of whom is an independent director under the Internal Revenue Code of 1986, as amended (the "Code"), and the rules of the NASDAQ and the SEC. The Compensation Committee makes all compensation decisions for our executive officers, including grants of equity awards. The Compensation Committee believes that one of its key functions is to help ensure that our executives are fairly and reasonably compensated based on their performance and contribution to the Company's growth and profitability, and it seeks to make compensation decisions that support our compensation philosophy and objectives. The agenda for meetings of the Compensation Committee is determined by its Chair, with the assistance of our Chief Financial Officer, who has responsibility for human resources and compensation matters for non-executive employees of the Company.

The Compensation Committee is authorized to retain advisors with respect to compensation matters. The compensation consultant's role is to provide independent third-party advice to assist the Compensation Committee in evaluating and designing our executive compensation policies and programs, including:

- providing recommendations regarding the composition of our comparator group, as described below;

- reviewing and assisting with recommendations regarding current executive compensation levels relative to the market and our performance, including with respect to the retention and promotion of executive officers;

- advising on trends in executive compensation, including best practices; and

- advising on aligning pay and performance.

The Compensation Committee engaged Compensia to advise on compensation matters for newly appointed executive officers and for non-management directors for 2014 and subsequently reengaged Compensia in 2015 and 2016. The Compensation Committee is responsible for reviewing fees paid to compensation consultants to ensure that the consultants maintain their objectivity and independence when rendering advice to the Compensation Committee regarding executive compensation matters.

The Compensation Committee reviewed the services provided by Compensia to the Compensation Committee and based on this review has determined that the provision of such services did not give rise to any conflict of interest, taking into account such factors as required by the SEC and applicable law and such other factors as the Compensation Committee determined to be relevant.

Management's Role in Establishing Compensation

Our Chief Executive Officer and our Chief Financial Officer attend some Compensation Committee meetings to discuss matters under consideration by the Compensation Committee and to answer questions regarding those matters. The Compensation Committee also regularly meets in executive session without any members of management present.

The Compensation Committee members hold discussions with our Chief Executive Officer concerning the compensation for other executive officers. Our Chief Executive Officer provides her assessment of each individual's responsibilities,

contribution to the Company's results and potential for future contributions to the Company's success. The Compensation Committee considers this input, but has final authority to set the compensation amounts for all executive officers in its discretion. The Compensation Committee discusses proposals for our Chief Executive Officer's compensation package with her but always makes final decisions regarding her compensation when she is not present. The Compensation Committee also reviews market data and other relevant information provided by the compensation consultant when considering competitive and market factors in compensation, elements of compensation packages and possible changes to the compensation of our executive officers.

With oversight by the Compensation Committee, our human resources department administers our executive compensation program to implement the compensation decisions made by the Compensation Committee for our executive officers.

Consideration of 2015 Stockholder Advisory Vote

At our 2015 annual meeting of stockholders, our stockholders cast an advisory vote on the Company's executive compensation decisions and policies, as disclosed in the proxy statement issued by the Company in April 2015, pursuant to Item 402 of SEC Regulation S-K (the "Say-on-Pay Vote"). Our stockholders approved the compensation of our executive officers, with over 95% of shares cast voting in favor of the say-on-pay proposal. As we evaluated our compensation practices and talent needs throughout 2015, we were mindful of the support our stockholders expressed for our philosophy of linking compensation to our financial, operational and strategic goals to incentivize the enhancement of stockholder value. As a result, the Compensation Committee decided to retain our general approach with respect to our executive compensation program.

Comparator Group

In late 2014, at the Compensation Committee's request, Compensia evaluated the continued use of the comparator group used in benchmarking 2014 executive compensation and advised the Compensation Committee to make certain changes to the peer group used for evaluating executive officer and non-management director compensation. In determining executive officer and non-management director compensation for 2015, the

Compensation Committee relied upon the new compensation peer group, developed by Compensia and accepted by the Compensation Committee, which consisted of the following 20 publicly traded companies:

- 8x8, Inc.
- BroadSoft, Inc.
- Calix, Inc.
- Dot Hill Systems Corp.
- Guidance Software, Inc.
- Jive Software, Inc.
- MRV Communications, Inc.
- ShoreTel, Inc.
- Silver Spring Networks, Inc.
- Telenav, Inc.
- Boingo Wireless, Inc.
- CalAmp, Inc.
- Digi International, Inc.
- Emulex Corporation
- Harmonic Inc.
- MobileIron, Inc.
- Oclaro, Inc.
- Spok Holdings, Inc.
- TeleCommunication Systems, Inc.
- United Online, Inc.

Due to changes in the Company's business, primarily as a result of the acquisitions of Feeney Wireless LLC and DigiCore Holdings, Inc., in late 2015, at the Compensation Committee's request, Compensia reevaluated the Company's comparator group and advised the Compensation Committee to make certain changes to the peer group used for evaluating executive officer and non-management director compensation and composition.

In determining executive officer and non-management director compensation for 2016, the Compensation Committee relied upon the new compensation peer group, developed by Compensia and accepted by the Compensation Committee, which consisted of the following 20 publicly traded companies:

- 8x8, Inc.
- BroadSoft, Inc.
- Calix, Inc.
- Epiq Systems, Inc.
- Harmonic Inc.
- Jive Software, Inc.
- MobileIron, Inc.
- Oclaro, Inc.
- Silver Spring Networks, Inc.
- Telenav, Inc.
- Bazaarvoice
- CalAmp, Inc.
- Digi International, Inc.
- Fleetmatics Group PLC
- LivePerson, Inc.
- Oclaro
- MRV Communications, Inc.
- ShoreTel, Inc.
- TeleCommunication Systems, Inc.
- United Online, Inc.

Review of Compensation Program

In developing an annual compensation program for our executive officers, the Compensation Committee typically considers the following three main factors:

Market Competitiveness. The Compensation Committee reviews market data provided by the compensation consultant to evaluate whether changes to the compensation program and pay levels of our executive officers may be appropriate. The Compensation Committee generally seeks to compensate our executive officers by using median compensation levels of the closest corresponding executive positions among our comparator group companies as a data point in determining target pay opportunities.

Internal Equity. The Compensation Committee considers the level of total compensation opportunity for the executive officers in relation to one another to ensure that each executive's contribution to Company performance is appropriately reflected.

Individual Performance. The Compensation Committee considers each individual executive's experience serving in his or her position and the potential for the executive to expand his or her responsibilities and increase his or her contributions to the Company.

Executive Compensation Programs and Policies

The components of our executive compensation program typically provide for a combination of fixed and variable compensation. As described in more detail below, these components are:

- base salary;
- annual incentive compensation;
- long-term incentive awards; and
- severance and change-in-control benefits.

The Compensation Committee typically allocates a significant percentage of the total compensation for our executive officers to annual and long-term incentives as a result of the compensation philosophy and objectives described above. In evaluating the levels of total compensation, the Compensation Committee reviews tally sheets for each executive officer. The tally sheets detail current and historical compensation for each officer, including target and actual base and bonus compensation, equity grants and other benefits generally available to Company employees (e.g., life and health insurance).

Base Salary

The base salary for each of the executive officers is generally paid in cash and represents the fixed portion of his or her total compensation. Base salary compensation is intended to provide a reliable source of income for our executive officers, an important part of retaining our executives, and is not subject to the variability of the annual incentive compensation and long-term incentive compensation components of our executive compensation programs. The base salary of each of our executive officers is reviewed by the Compensation Committee annually. Base salaries are determined on the basis of the factors described above, as well as management responsibilities, level of experience and individual contributions to the Company. In 2014 and 2015, due to cash constraints experienced by the Company, certain executive officers of the Company agreed to accept RSUs in substitution for a portion of their base salary. Beginning January 1, 2016, all of our executive officers receive their total base salary in cash.

Annual Incentive Compensation

The Compensation Committee believes annual incentive compensation should be a key element of the total compensation opportunity of each executive officer. The Compensation Committee also believes that placing a portion of executive compensation at risk each year appropriately motivates executives to achieve Company and individual goals, thereby enhancing stockholder value.

Annually, the Compensation Committee establishes the performance metrics and goals that must be achieved for an executive officer to earn an annual incentive compensation award. In establishing performance metrics for each of our executive officers, the Compensation Committee considers both Company objectives and individual objectives. The Company objectives are based on certain financial, operational and strategic goals of the Company as set forth in our operating plan for that year. Individual objectives may be established for each executive in light of his or her functional group responsibilities and accompanying goals and expectations.

The Compensation Committee assesses performance by comparing actual results to the performance goals established.

The target annual incentive compensation award as a percentage of annual base salary for each executive level at December 31, 2015 was as follows:

Executive Level	Target
Chief Executive Officer[1]	—%
Chief Financial Officer[2]	50%
Senior Vice President	35%

(1)   Our current Chief Executive Officer receives solely long-term incentive compensation.

(2)   In February 2016, the Compensation Committee increased the target annual incentive compensation award for the Chief Financial Officer to 60% of such executive's annual base salary.

In approving annual incentive payouts, the Compensation Committee may use its discretion to determine the amounts that otherwise would be payable based on Company and individual performance, subject to the maximum awards payable. For financial and revenue goals in incentive plans, there may be threshold minimum levels that must be achieved before any payments will be made for the achievement of such goals. In addition, for these types of goals, there may be over-achievement levels specified up to a maximum amount payable if these goals are over-achieved.

Long-Term Incentive Awards

Long-term incentive awards are granted to our executive officers under our 2009 Incentive Plan, which was originally approved by our stockholders in June 2009. These awards are intended to align the interests of our executives with those of our stockholders and are intended as a long-term incentive for future performance. The 2009 Incentive Plan is administered by the Compensation Committee.

Our 2009 Incentive Plan provides for grants of both equity and cash awards, which affords the Compensation Committee the flexibility to design long-term incentive awards that are responsive to our business needs and advance our interests and long-term success. To date, only stock options and RSUs have been granted under the 2009 Incentive Plan. The Compensation Committee believes these forms of equity grants motivate employees and align their interests with the Company's stockholders. The Compensation Committee also believes that conserving the Company's cash is important and therefore has not made any cash awards under the 2009 Incentive Plan.

The Compensation Committee views long-term incentive awards as a means to encourage executive retention because these awards vest over a specified period of time. The Compensation Committee typically consults with its compensation consultants regarding long-term incentive awards to the Company's executive officers and considers the level of total compensation opportunity for the executive officers in relation to one another. The Compensation Committee has historically granted the executive officers a mix of stock option and RSU awards. When making long-term incentive award decisions, the Compensation Committee does not consider existing ownership levels because the Compensation Committee does not want to discourage our executive officers from holding significant amounts of the Company's common stock. To that end, and to better align executives' interests with those of our stockholders, the Board has adopted a stock ownership policy, which sets forth that the Company's executive officers and non-management directors must own a minimum value of the Company's common stock. Our Chief Executive Officer must own at least three times her base salary, all executive officers must own an amount equal to their base salary and non-management directors must own an amount equal to their annual cash retainer. If the Company appoints a the Chief Operating Officer or a President who is not also the Chief Executive Officer, such individuals must own at least two times their base salary. All who are subject to the stock ownership policy must be in compliance with their minimum ownership requirement before the first year end following the fifth anniversary of being subject to the policy.

The Compensation Committee has adopted an equity granting policy that provides for grants to be made to our executive officers and non-management directors on a specific date each year. The Compensation Committee determines the amount and form of the equity to be granted to each individual based on market competitive data, internal equity considerations, management responsibilities, level of experience, and past and expected future contributions to the Company.

Severance and Change-in-Control Benefits

In November 2014, we entered into an employment offer letter agreement with Mr. Mashinsky. For information about the terms of this offer letter

agreement, see *Compensation of Named Executive Officers—Employment Agreements* beginning on page 29. For information about the severance benefits provided under this agreement, see *Compensation of Named Executive Officers—Potential Payments Upon Termination or Change-in-Control—Employment Agreements* beginning on page 32.

We have also entered into change-in-control and severance agreements with Dr. Souissi and Messrs. Newman, Sek, Bridges and Carney and Ms. Swenson. For information about the terms of these severance agreements, see *Compensation of Named Executive Officers—Potential Payments Upon Termination or Change-in-Control—Severance Agreements* beginning on page 33.

Employee Benefits

We do not provide our executive officers or other employees with defined pension benefits, supplemental retirement benefits, post-retirement payments or deferred compensation programs. We do provide a 401(k) defined contribution plan that is available to all of our U.S. employees who meet certain eligibility requirements.

Except as described below, we provide health, life and other insurance benefits to our executive officers on the same basis as our other full-time employees. All of our U.S. employees are eligible to be enrolled in our group disability and life insurance plans. Each of our executive officers is entitled to receive a life insurance benefit upon his or her death equal to two times his or her annual base salary in effect on the date of death, up to a maximum benefit of $500,000. Each of our other salaried employees is entitled to a life insurance benefit equal to two times his or her annual base salary in effect on the date of death, up to a maximum benefit of $300,000.

All of our employees, including our executive officers, are eligible to participate in our Employee Stock Purchase Plan ("ESPP"), which has been designed to comply with Section 423 of the Code. The Compensation Committee believes that the ESPP encourages employees, including our executive officers, to increase their ownership in the Company and further aligns their economic interests with those of our stockholders. The ESPP is designed to appeal primarily to non-executive employees and is not intended to be a meaningful element of our executive compensation program.

We do not provide other perquisites or personal benefits to our executive officers. The Compensation Committee believes that this policy is consistent with its pay-for-performance philosophy. We also do not provide any additional cash compensation to our executive officers to reimburse them for any income tax liability that may arise and become due and payable as a result of their receipt of any cash or equity compensation or benefits.

Code Section 162(m)

Section 162(m) of the Code provides that compensation in excess of $1 million paid to the Chief Executive Officer or to any of the other three most highly compensated executive officers (other than the Chief Financial Officer) of a public company is not deductible for federal income tax purposes unless the compensation qualifies as "performance-based compensation."

In reviewing our executive compensation program, the Compensation Committee considers the anticipated tax treatment of various payments and benefits to the Company and our executive officers. However, the deductibility of certain compensation payments depends upon the timing of an executive's vesting or exercise of previously granted awards, as well as interpretations and changes in the tax laws and other factors beyond the Compensation Committee's control. For these and other reasons, including the need to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee will not necessarily, or in all circumstances, limit executive compensation to that which is deductible under Section 162(m) of the Code and has not adopted a policy requiring that all compensation be deductible.

Anti-hedging and Pledging Policy

The Company's Insider Trading Policy prohibits any pledging or hedging activities in the Company's stock by the Company's executive officers, members of the Board and certain other Company employees. The prohibited activities include any pledge of Company stock as well as transactions such as short sales, puts or calls.

2015 Compensation

Base Salaries

During the first quarter of 2015, the Compensation Committee reviewed recommendations from Compensia, based on data from the relevant comparator group and published studies regarding the compensation of executive officers at other public companies, to reevaluate the base salaries of our executive officers.

Annual Incentive Compensation

In connection with the Company's turnaround efforts beginning in 2014, the Board adopted the 2014 Retention Bonus Plan (the "2014 Plan") pursuant to which certain of the Company's full-time employees could become eligible to receive awards from the Company in a total dollar amount equal to 50% of his or her annualized base compensation. Performance milestones and bonus awards under the 2014 Plan related only to the third and fourth quarters of the Company's 2014 fiscal year and the first quarter of the Company's 2015 fiscal year (the "2014 Performance Period").

Under the terms of the 2014 Plan, if the Company achieved both "positive EBITDA" and "increased cash" (both non-GAAP and as defined in the 2014 Plan) in two consecutive quarters during the 2014 Performance Period, then all full-time employees who were employed with the Company for at least four months during the 2014 Performance Period, and who continued to be employed with the Company on any applicable payment dates, would be eligible to receive bonus awards under the 2014 Plan. In July 2015, based on the Company's financial results for the 2014 Performance Period, the Company paid approximately $540,000 in bonus compensation to our NEOs in the form of fully vested RSUs.

Commencing April 1, 2015, certain officers and employees of the Company (the "2015 Participants") were eligible to receive bonuses under the 2015 Corporate Bonus Plan (the "2015 Plan"), with target bonus amounts set as a percentage of base salary based on rank or job title within the Company ("2015 Bonus Awards"). The 2015 Bonus Awards related only to the second through fourth quarters of the Company's 2015 fiscal year (the "2015 Performance Period"); therefore, potential payouts were 75% of the payout that would have been applicable for a bonus plan based on a full fiscal year. The 2015 Bonus Awards were based on the Company meeting its revenue, non-GAAP gross margin and/or adjusted EBITDA objectives for the 2015 Performance Period.

Under the terms of the 2015 Plan, achievement of at least 85% of the revenue or non-GAAP gross margin performance goals and 50% of the adjusted EBITDA performance goal was required for any payment of the 2015 Bonus Award that was based on achievement by the Company of such goals. The 2015 Bonus Award could be adjusted upward or downward by 25% based on individual performance during the 2015 Performance Period. Only those 2015 Participants who continued to be employed by the Company on any applicable payment dates, were eligible to receive bonus awards under the 2015 Plan. In April 2016, based on the Company's financial results for the 2015 Performance Period, the Company paid approximately $90,000 in bonus compensation to our NEOs in the form of cash.

From January 1, 2016 through December 31, 2016 (the "2016 Performance Period"), certain non-executive officers and employees of the Company (the "2016 Participants") will be eligible to receive bonuses under the 2016 Corporate Bonus Plan (the "2016 Plan"), with target bonus amounts set as a percentage of base salary based on the 2016 Participant's position within the Company ("2016 Bonus Awards"). The 2016 Bonus Awards will be based on the Company meeting its quarterly revenue and adjusted EBITDA objectives, as well as the Company's other 2016 corporate goals, which the Board has also adopted as the criteria for determining 2016 bonus eligibility for the NEOs under their individual employment agreements.

Under the terms of the 2016 Plan, achievement of at least 85% of the revenue or adjusted EBITDA performance goal is required for any payment of the portion of each 2016 Bonus Award that is based on achievement by the Company of such goals. Achievement of the Company's other 2016 corporate bonus goals will be determined by the Compensation Committee in consultation with the Chief Executive Officer. The 2016 Bonus Awards may be adjusted upward or downward by 25% based on individual performance during the 2016 Performance Period. Only those 2016 Participants who continue to be employed by the Company on any applicable payment dates, will be eligible to receive bonus awards under the 2016 Plan.

The foregoing descriptions of the 2014 Plan, the 2015 Plan and the 2016 Plan do not purport to be complete and are subject to, and qualified in their entirety by, the terms of such plans which are incorporated herein by reference.

Long-Term Incentive Compensation

In 2015, the Compensation Committee considered several scenarios to address long-term incentive award compensation. The Compensation Committee reviewed the equity grants of the previous several years and received recommendations from Compensia based on the equity compensation practices of the Company's peer group. Based on these considerations, the Compensation Committee decided to grant long-term incentive awards in a mix of stock options and RSU awards.

The following table sets forth the economic value (at the date of grant) of the long-term incentive awards granted to each of our NEOs in 2015. As described above, Messrs. Mashinsky and Carney and Dr. Souissi are no longer employed by the Company.

Name	Economic Value of Award at Time of Grant ($)	Number of Stock Options (#)	Number of Restricted Stock Units (#)
Sue Swenson[1]	$ 1,363,571	951,550	—
Michael Newman	$ 559,494	110,650	68,850
Stephen Sek[1]	$ 518,893	100,000	50,000
Lance Bridges[1]	$ 525,540	100,000	50,000
Alex Mashinsky	$ 2,179,355	990,400	180,713
Slim Souissi	$ 895,562	177,125	110,200
John Carney[1]	$ 1,148,064	192,000	96,000

(1) Includes long-term incentive awards granted to the NEO upon appointment to their executive role during 2015.

Generally, the stock option awards described above vest over a three-year period, with one-third vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis thereafter through the third anniversary of the grant date. The RSUs described above generally vest in three equal installments on the first, second and third anniversary of the grant date. The Compensation Committee approved equity awards with time-based vesting to create a significant incentive for our NEOs to be employed by the Company for at least three years after the grant date.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE

David Werner, *Chair*
Robert Pons
James Ledwith

Compensation Committee Interlocks and Insider Participation

No current member of the Compensation Committee was at any time during fiscal 2015 or at any other time an officer or employee of the Company, and no member had any relationship with the Company requiring disclosure as a related person transaction. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board or Compensation Committee during fiscal 2015.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following executive compensation tables and related information are intended to be read with the more detailed disclosure regarding our executive compensation program presented in the *Compensation Discussion and Analysis*.

Summary Compensation Table

The following table sets forth information regarding the compensation of our NEOs for the years ended December 31, 2015, 2014 and 2013:

Name and Principal Position	Year	Salary ($)		Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Sue Swenson[4][5] *Chief Executive Officer*	2015	—		84,998	1,363,571	—	70,890	1,519,459
Michael Newman[6] *Executive Vice President and Chief Financial Officer*	2015	299,997	(8)	462,576	246,915	42,750	1,020	1,053,258
	2014	99,999	(8)	506,250	237,038	—	178	843,465
Stephen Sek[5] *Senior Vice President and Chief Technology Officer*	2015	252,000		372,399	272,493	25,137	540	922,569
Lance Bridges[5] *Senior Vice President, General Counsel and Secretary*	2015	179,279		254,000	271,540	23,949	555	729,323
Alex Mashinsky[6][7] *Former Chief Executive Officer*	2015	439,411	(8)	1,085,437	1,358,918	—	214,880	3,098,646
	2014	203,348	(8)	1,178,406	1,202,160	—	1,364	2,585,278
Slim Souissi *Former President and Chief Operations Officer*	2015	160,803	(8)	500,308	395,254	—	39,501	1,095,866
	2014	355,833		460,779	107,754	—	15,912	940,278
	2013	307,500		—	89,715	60,600	10,734	468,549
John Carney[5] *Former Executive Vice President, Sales and Marketing*	2015	184,231		555,840	592,224	—	84,246	1,416,541

(1) Represents the aggregate grant date fair value of the stock and option awards granted in the respective fiscal year as computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 9, *Share-based Compensation*, in the Company's 2015 Annual Report.

(2) Represents cash awards under our annual incentive compensation plans.

(3) See *All Other Compensation* table below for additional information.

(4) Ms. Swenson served as a non-management director in 2015 from January 1, 2015 through October 27, 2015. During that time, she accrued compensation for her service on the Board, which she received in the form of 18,722 RSUs on March 16, 2015 and $70,810 in the form of cash payments, which included three quarterly cash payments of $21,500 for each of the first, second and third quarters and $6,310 for the period October 1, 2015 through October 27, 2015. This compensation is included in the table above under *Stock Awards* and *All Other Compensation*.

(5) Ms. Swenson and Messrs. Sek, Bridges and Carney were not NEOs for the years ended December 31, 2014 or 2013; therefore, compensation of these NEOs is only disclosed for the year ended December 31, 2015.

(6) Messrs. Newman and Mashinsky were not NEOs for the year ended December 31, 2013; therefore, compensation of these NEOs is only disclosed for the years ended December 31, 2015 and 2014.

(7) Mr. Mashinsky served as a non-management director from April 29, 2014 through June 12, 2014. During that time, he accrued compensation for his service on the Board, which he received in the form of 55,215 unvested RSUs on April 29, 2014 and 2,346 fully vested RSUs on September 10, 2014. This compensation is included in the table above under *Stock Awards*.

(8) The Company paid 30% of Mr. Newman's base salary from November 1, 2014 through December 31, 2015 in the form of RSUs. Mr. Newman's RSUs for 2015 were granted on January 2, 2015 and vested ratably on a monthly basis until January 2, 2016. The Company paid 30% of Mr. Mashinsky's base salary from November 1, 2014 through October 27, 2015 in the form of RSUs. Mr. Mashinsky's RSUs for 2015 were granted on January 2, 2015 and vested ratably on a monthly basis until October 27, 2015, on which date any remaining compensatory RSUs were canceled upon termination of his

employment. The Company paid a portion of Dr. Souissi's base salary from March 16, 2015 through June 11, 2015 in the form of RSUs. Dr. Souissi's RSUs for 2015 were granted on March 16, 2015 and vested ratably on a monthly basis until June 11, 2015, on which date any remaining compensatory RSUs were forfeited upon his resignation.

All Other Compensation

The following table sets forth information concerning *All Other Compensation* in the table above:

Name	Year	Life Insurance Premiums Paid by Company ($)	Taxable Cell Phone Allowance ($)	Compensation for Service as Non-Management Director ($)	401(k) Employer Match ($)	Severance ($)	Accrued but Unpaid Vacation Paid Upon Termination ($)	Quarterly Bonus ($)	Patent Bonus ($)	Total ($)
Sue Swenson	2015	—	80	70,810	—	—	—	—	—	70,890
Michael Newman	2015	540	480	—	—	—	—	—	—	1,020
	2014	178	—	—	—	—	—	—	—	178
Stephen Sek	2015	540	—	—	—	—	—	—	—	540
Lance Bridges	2015	315	240	—	—	—	—	—	—	555
Alex Mashinsky	2015	450	—	—	—	161,618	52,812	—	—	214,880
	2014	267	—	—	1,097	—	—	—	—	1,364
Slim Souissi	2015	270	—	—	—	—	39,231	—	—	39,501
	2014	534	—	—	8,428	—	—	—	6,950	15,912
	2013	534	—	—	10,200	—	—	—	—	10,734
John Carney	2015	360	—	—	—	—	6,413	77,473	—	84,246

Grants of Plan-Based Awards

The following table sets forth information regarding the Company's grants of plan-based awards to our NEOs during 2015 under the Company's annual incentive plan and 2009 Incentive Plan (as described above, Messrs. Mashinsky and Carney and Dr. Souissi are no longer employed by the Company).

Name	Grant Date	All Other Stock Awards: Shares of Stock or Units (#)[1]	All Other Option Awards: Securities Underlying Options (#)[2]	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
Sue Swenson	3/16/2015	18,722	—	$ —	$ 84,998
	10/29/2015	—	951,550 [3]	$ 2.27	$ 1,363,571
Michael Newman	1/2/2015	27,522 [4]	—	$ —	$ 89,997
	3/16/2015	68,850	—	$ —	$ 312,579
	3/16/2015	—	110,650	$ 4.54	$ 246,915
	7/22/2015	56,390 [5]	—	$ —	$ 149,997
Stephen Sek	3/16/2015	30,000	—	$ —	$ 136,200
	3/16/2015	—	30,000	$ 4.54	$ 66,945
	4/13/2015	20,000	—	$ —	$ 110,200
	4/13/2015	—	70,000	$ 5.51	$ 205,548
	7/22/2015	47,368 [5]	—	$ —	$ 125,999
Lance Bridges	5/7/2015	50,000	—	$ —	$ 254,000
	5/7/2015	—	100,000	$ 5.08	$ 271,540
Alex Mashinsky	1/2/2015	48,623 [4][6]	—	$ —	$ 158,997
	1/2/2015	—	200,000 [6]	$ 5.00	$ 249,440
	1/2/2015	—	500,000 [6]	$ 7.50	$ 461,450
	3/16/2015	180,713 [5]	—	$ —	$ 820,437
	3/16/2015	—	290,400 [6]	$ 4.54	$ 648,028
	7/22/2015	99,624 [5]	—	$ —	$ 265,000
Slim Souissi	3/16/2015	110,200 [7]	—	$ —	$ 500,308
	3/16/2015	19,094 [8]	—	$ —	$ 86,687
	3/16/2015	—	177,125 [7]	$ 4.54	$ 395,254
John Carney	4/20/2015	96,000 [7]	—	$ —	$ 555,840
	4/20/2015	—	192,000 [7]	$ 5.79	$ 592,224

(1) Represents RSUs granted under the 2009 Incentive Plan. Unless otherwise indicated, these RSUs are scheduled to vest over a three-year period, with one-third vesting on each anniversary of the grant date.

(2) Represents stock options granted under the 2009 Incentive Plan. Unless otherwise indicated, these stock options are scheduled to vest over a three-year period, with one-third vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis thereafter through the third anniversary of the grant date.

(3) These stock options are scheduled to vest over a four-year period, with one-fourth vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis thereafter through the fourth anniversary of the grant date.

(4) Represents RSUs granted as base salary compensation in lieu of cash. These RSUs are scheduled to vest ratably on a monthly basis over a 12-month period.

(5) Represents fully vested RSUs granted as bonus compensation under the 2014 Plan.

(6) Mr. Mashinsky was involuntarily terminated by the Board effective as of October 27, 2015 which, pursuant to his offer letter, resulted in: (i) the cancellation of any outstanding compensatory RSUs, (ii) the cancellation of certain outstanding non-compensatory RSUs and (iii) the cancellation of certain stock options. Information regarding the terms of his severance upon termination is described below under *—Potential Payments Upon Termination or Change-in-Control—Employment Agreements*.

(7) Dr. Souissi and Mr. Carney voluntarily terminated their employment with the Company effective as of June 11, 2015 and December 1, 2015, respectively, on which date they forfeited any unvested portions of these awards.

(8) Represents RSUs granted as base salary compensation in lieu of cash. These RSUs were scheduled to vest ratably on a monthly basis between March 16, 2015 and January 2, 2016. Dr. Souissi voluntarily terminated his employment with the Company effective as of June 11, 2015 and he forfeited any unvested portion of this award on that date.

Employment Agreements

Sue Swenson. On October 29, 2015, in connection with her agreement to serve as the Company's Chief Executive Officer, the Company granted Ms. Swenson stock options to purchase 951,550 shares of the Company's common stock, with a per share exercise price of $2.27, the closing price of the Company's common stock on the grant date, and which may only be exercised after vesting if the price of the Company's common stock is at least $3.41 per share on the date of exercise. On December 11, 2015, the Company entered into a formal employment offer letter agreement with Ms. Swenson. Under the terms of the offer letter, Ms. Swenson is entitled to receive an annual base salary of $1.00 as compensation for her services as Chief Executive Officer. On January 4, 2016, pursuant to the terms of the offer letter, the Company granted Ms. Swenson stock options to purchase an additional 951,550 shares of the Company's common stock, with a per share exercise price of $1.66, the closing price of the Company's common stock on the grant date. For a description of the severance benefits provided under this agreement and our other severance agreements, see *—Potential Payments Upon Termination or Change-in-Control— Employment Agreements*.

Michael Newman. On September 2, 2014, the Board appointed Mr. Newman to serve as the Company's Executive Vice President and Chief Financial Officer pursuant to the terms of an employment offer letter agreement. Under the terms of the offer letter, Mr. Newman is initially entitled to receive an annual base salary of $300,000 as compensation for his services as Executive Vice President and Chief Financial Officer, of which $90,000 is to be paid through the issuance of RSUs which will vest in 12 monthly installments from the date of grant; provided, however, that beginning in calendar year 2016, Mr. Newman has the right to elect, and did elect, to receive his full annual base salary in cash. For a description of the severance benefits provided under this agreement and our other severance agreements, see *—Potential Payments Upon Termination or Change-in-Control—Employment Agreements*. In July 2015, Mr. Newman received a $149,997 bonus, paid in the form of fully vested RSUs, pursuant to the 2014 Plan. In April 2016, Mr. Newman received a $42,750 bonus, paid in the form of cash, pursuant to the 2015 Plan. For subsequent periods commencing January 1, 2016, Mr. Newman will be eligible to receive an annual bonus targeted at 60% of his annual base salary, based on achievement of criteria to be established by the Compensation Committee.

Stephen Sek. On March 13, 2015, the Board appointed Mr. Sek to serve as the Company's Chief Technology Officer. Upon his appointment, Mr. Sek was initially entitled to receive an annual base salary of $252,000 as compensation for his services as Chief Technology Officer. On April 13, 2015, in connection with his appointment to Chief Technology Officer, the Company granted Mr. Sek 20,000 RSUs and stock options to purchase 70,000 shares of the Company's common stock, with a per share exercise price of $5.51, the closing price of the Company's common stock on the grant date. In July 2015, Mr. Sek received a $125,999 bonus, paid in the form of fully vested RSUs, pursuant to the 2014 Plan. In April 2016, Mr. Sek received a $25,137 bonus, paid in the form of cash, pursuant to the 2015 Plan. For subsequent periods commencing January 1, 2016, Mr. Sek will be eligible to receive an annual bonus targeted at 35% of his annual base salary, based on achievement of criteria to be established by the Compensation Committee.

Lance Bridges. On May 7, 2015, the Company entered into an employment offer letter agreement with Mr. Bridges, pursuant to which Mr. Bridges is initially entitled to receive an annual base salary of $275,000 as compensation for his services as Senior Vice President and General Counsel. On May 7, 2015, pursuant to the terms of the offer letter, the Company granted Mr. Bridges 50,000 RSUs and stock options to purchase 100,000 shares of the Company's common stock, with a per share exercise price of $5.08, the closing price of the Company's common stock on the grant date. For a description of the severance benefits provided under this agreement and our other severance agreements, see *—Potential Payments Upon Termination or Change-in-Control—Employment Agreements*. In April 2016,

Mr. Bridges received a $23,949 bonus, paid in the form of cash, pursuant to the 2015 Plan. For subsequent periods commencing January 1, 2016, Mr. Bridges will be eligible to receive an annual bonus targeted at 35% of his annual base salary, based on achievement of criteria to be established by the Compensation Committee.

Alex Mashinsky. On November 2, 2014, the Company entered into an employment offer letter agreement with Mr. Mashinsky to serve as the Company's Chief Executive Officer for an initial term of three years. Mr. Mashinsky was entitled to receive an annual base salary of $530,000 as compensation for his services as Chief Executive Officer, of which $159,000 was payable through the issuance of RSUs which would vest in 12 monthly installments from the date of grant; provided, however, that beginning in calendar year 2017, Mr. Mashinsky would have had the right to elect to receive his full annual base salary in cash. In July 2015, Mr. Mashinsky received a $265,000 bonus, paid in the form of fully vested RSUs, pursuant to the 2014 Plan. As previously disclosed, Mr. Mashinsky served as Chief Executive Officer until October 27, 2015.

Slim Souissi. On April 17, 2015, the Company entered into a continued employment offer letter agreement with Dr. Souissi, pursuant to which Dr. Souissi was entitled to receive an annual base salary of $365,000 as compensation for his services as President and Chief Operations Officer. Commencing on March 16, 2015, $255,500 of Dr. Souissi's annual base salary was payable in cash, and the remaining $109,500 of Dr. Souissi's annual base salary was payable through the issuance of

RSUs which would vest in monthly installments from the date of grant; provided, however, that beginning in calendar year 2016, Dr. Souissi would have had the right to elect to receive his full annual base salary in cash. As previously disclosed, Dr. Souissi served as President and Chief Operations Officer until his resignation on June 11, 2015.

John Carney. On April 13, 2015, the Company entered into an employment offer letter agreement with Mr. Carney, pursuant to which Mr. Carney was entitled to receive an annual base salary of $300,000 as compensation for his services as Executive Vice President, Sales and Marketing. On the effective date, April 20, 2015, pursuant to the terms of the offer letter, the Company granted Mr. Carney 96,000 RSUs and stock options to purchase 192,000 shares of the Company's common stock, with a per share exercise price of $5.79, the closing price of the Company's common stock on the grant date. Mr. Carney had the opportunity to receive a quarterly bonus targeted at 80% of his base salary, based on achievement of criteria to be established by the Compensation Committee. Mr. Carney was guaranteed at least 100% of his target bonus opportunity for the pro-rated portion of his employment during the second quarter of 2015 and guaranteed at least 50% of his target bonus opportunity for the third quarter of 2015; provided, however, that he was employed by the Company on the date the bonus was paid. During 2015, Mr. Carney received a total of $77,473 related to his quarterly bonuses, pursuant to the terms of his offer letter. As previously disclosed, Mr. Carney served as Executive Vice President, Sales and Marketing until December 1, 2015.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the stock options and RSUs held by our NEOs that were outstanding at December 31, 2015 (as described above, Messrs. Mashinsky and Carney and Dr. Souissi are no longer employed by the Company).

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units That Have Not Vested ($)[3]
Sue Swenson	—	951,550 [4]	$ 2.27	10/29/2025		
					5,000	$ 8,350
					33,898	$ 56,610
					18,722 [5]	$ 31,266
Michael Newman	72,916	102,084	$ 2.25	9/2/2024		
	—	110,650	$ 4.54	3/16/2025		
					150,000	$ 250,500
					2,293 [6]	$ 3,829
					68,850	$ 114,980
Stephen Sek	—	30,000	$ 4.54	3/16/2025		
	—	70,000	$ 5.51	4/13/2025		
					15,000	$ 25,050
					30,000 [7]	$ 50,100
					20,000	$ 33,400
Lance Bridges	—	100,000	$ 5.08	5/7/2025		
					50,000	$ 83,500
Alex Mashinsky	486,111	—	$ 2.85	12/31/2015		
	208,333	—	$ 5.00	12/31/2015		
	127,778	—	$ 5.00	12/31/2015		
	319,444	—	$ 7.50	12/31/2015		
	169,400	—	$ 4.54	12/31/2015		
Slim Souissi	25,240	—	$ 10.40	12/31/2015		
	4,760	—	$ 10.40	12/31/2015		
	102,273	—	$ 5.51	12/31/2015		
	53,957	—	$ 6.95	12/31/2015		
	27,522	—	$ 5.45	12/31/2015		
	27,522	—	$ 3.44	12/31/2015		
	56,250	—	$ 2.10	12/31/2015		
	34,111	—	$ 1.97	12/31/2015		

(1) Unless otherwise indicated, these stock options are scheduled to vest over a three-year period, with one-third vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis thereafter through the third anniversary of the grant date.

(2) Unless otherwise indicated, these RSUs are scheduled to vest over a three-year period, with one-third vesting on each anniversary of the grant date.

(3) Calculated using a market value per share of $1.67, the closing price of our common stock on December 31, 2015.

(4) These stock options are scheduled to vest over a four-year period, with one-fourth vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis thereafter through the fourth anniversary of the grant date.

(5)   These RSUs vested in full on March 16, 2016.

(6)   These RSUs were scheduled to vest ratably on a monthly basis over a one-year period ending January 2, 2016.

(7)   These RSUs are scheduled to vest over a four-year period, with one-fourth vesting on each anniversary of the grant date.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting of RSU awards for each of our NEOs during 2015 (as described above, Messrs. Mashinsky and Carney and Dr. Souissi are no longer employed by the Company).

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
Sue Swenson	—	$ —	28,059	$ 131,117
Michael Newman	—	$ —	156,619	$ 429,323
Stephen Sek	—	$ —	54,868	$ 142,199
Lance Bridges	—	$ —	—	$ —
Alex Mashinsky	—	$ —	457,944	$ 1,084,208
Slim Souissi	—	$ —	107,430	$ 517,120
John Carney	—	$ —	—	$ —

(1)   Represents the number of shares acquired on vesting multiplied by the closing price of our common stock on the applicable vesting date.

Potential Payments Upon Termination or Change-in-Control

We have historically provided severance benefits to our NEOs in the event the executive's employment is terminated under certain circumstances following a change-in-control of the Company. We currently provide these benefits to Ms. Swenson and Messrs. Newman, Sek and Bridges under separate severance agreements and previously provided these benefits to Mr. Mashinsky under his offer letter agreement and to Dr. Souissi and Mr. Carney under their separate severance agreements. We also provide severance benefits unrelated to a change-in-control to Ms. Swenson and Messrs. Newman, Sek and Bridges under their separate severance agreements and previously provided these benefits to Mr. Mashinsky under his offer letter agreement and to Dr. Souissi and Mr. Carney under their separate severance agreements. A description of the severance benefits payable under these agreements, if any, is set forth below.

Employment Agreements

Alex Mashinsky. Our offer letter agreement with Mr. Mashinsky provided for payments and benefits to him in the event his employment was terminated under the circumstances described below. As previously disclosed, Mr. Mashinsky served as Chief Executive Officer until October 27, 2015. Under

the terms of his offer letter agreement, Mr. Mashinsky was entitled to receive the following severance benefits for termination of employment by the Company without cause or if he terminated his employment for good reason; provided, however, that he delivered to the Company a general release of all claims against the Company and its affiliates effective no more than 55 days after the termination of his employment:

- an amount equal to his unpaid base salary earned though the date of termination, accrued but unpaid vacation, incurred but unreimbursed business expenses payable in accordance with applicable law or Company policy, or vested benefits (other than severance) under any Company benefit plan;

- severance payments paid in cash as salary continuation payments equal, in the aggregate, to the greater of (a) his base salary for the remainder of the initial three-year term of his offer letter agreement and (b) his base salary for 12 months, in each case, assuming his base salary was paid entirely in cash;

- immediate vesting of any portion of outstanding equity awards under our compensation plans, other than compensatory RSUs, that would have vested or become exercisable had his employment continued through December 31 of the year following the calendar year in which his termination occurred, which stock option awards would remain exercisable until the applicable expiration date and, with respect to compensatory RSUs, immediate vesting of the portion of the equity award that would have vested had his employment continued through the next monthly vesting date;

- if he elected to receive continued healthcare coverage pursuant to COBRA, direct payment of premiums for Mr. Mashinsky and his covered dependents through the earliest of (a) 12 months, (b) the date he and his dependents become eligible for coverage through another group plan, and (c) the date he and his dependents become no longer eligible for COBRA; and

- any unpaid bonus award earned for the previous year and a bonus award for the year of termination, assuming full achievement of any individual performance goal and criteria, pro-rated through the date of termination.

Severance Agreements

Sue Swenson. Our Change-in-Control and Severance Agreement with Ms. Swenson provides for payments and benefits to her in the event there is a change-in-control of the Company or if her employment is terminated under the circumstances described below.

Ms. Swenson is entitled to the following severance benefits if her employment is terminated by the Company without cause or if she terminates her employment for good reason:

- an amount equal to her unpaid base salary earned though the date of termination, accrued but unpaid vacation, incurred but unreimbursed business expenses payable in accordance with applicable law or Company policy, or vested benefits (other than severance) under any Company benefit plan; and

- immediate vesting of outstanding stock options on a proportional basis based on the number of full months she served as Chief Executive Officer following the respective grant dates of the options prior to the termination divided by 48 ("Accelerated Vesting");

provided, however, that in order to receive the aforementioned severance benefits, Ms. Swenson must deliver to the Company a general release of all claims against the Company and its affiliates effective no more than 55 days after termination of her employment.

Under the agreement, Ms. Swenson will not be entitled to Accelerated Vesting if she terminates her employment for good reason or her employment is terminated by the Company without cause after October 29, 2016 (with respect to the $2.27 stock options) or January 4, 2017 (with respect to the $1.66 stock options), other than during a change-in-control period, which commences 30 days before and ends 12 months after a change-in-control (the "Change-in-Control Period").

If Ms. Swenson is terminated by the Company without cause or for good reason during a Change-in-Control Period, she will be entitled to receive the benefits listed above, except that each outstanding and unvested stock option granted to her pursuant to the agreement shall automatically become vested and, if applicable, exercisable and any forfeiture restrictions or rights of repurchase thereon shall immediately lapse, as of immediately prior to the termination date.

Michael Newman, Stephen Sek and Lance Bridges. The Company entered into a Change-in-Control and Severance Agreement with Mr. Sek in April 2015 and with Mr. Bridges in May 2015 and into an Amended and Restated Change-in-Control and Severance Agreement with Mr. Newman in April 2015 (collectively, the "Executives").

Under the terms of these agreements, if the employment of the Executive is terminated by the Company without cause or by the Executive for good reason not in connection with a change-in-control, then the Executive is entitled to the following severance benefits:

- an amount equal to the Executive's unpaid base salary and incentive pay through the date of termination and any other amounts owed to the Executive under our compensation plans;

- an amount equal to six months of the Executive's base salary, payable in cash in the form of salary continuation;

- immediate vesting of the portion of the Executive's outstanding equity awards under our compensation plans, other than compensatory RSUs, that would have vested or become exercisable had his employment continued through the next vesting date, which stock option awards will remain exercisable until the applicable expiration date;

- a lump-sum bonus payment equal to the pro-rated portion of the target bonus in the year of termination; and

- continued participation for up to nine months by the Executive and his dependents in our group health plan, at the same benefit and contribution levels in effect immediately prior to the termination;

provided, however, that in order to receive the aforementioned severance benefits, the Executive must deliver to the Company a general release of all claims against the Company and its affiliates effective no more than 55 days after termination of his employment.

Under these agreements, the Executive is entitled to the following severance benefits, in lieu of the benefits described above, if the Executive's employment is terminated by the Company without cause or by the Executive for good reason during a Change-in-Control Period:

- an amount equal to the Executive's unpaid base salary and incentive pay through the date of termination and any other amounts owed to the Executive under our compensation plans;

- an amount equal to the sum of 18 months of the Executive's base salary;

- an amount equal to 12 months of the Executive's target annual bonus opportunity;

- immediate vesting of outstanding equity awards under our compensation plans, other than compensatory RSUs, which stock option awards will remain exercisable until the applicable expiration date; and

- continued participation for up to 18 months by the Executive and his dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination.

Slim Souissi and John Carney. The Company entered into Change-in-Control and Severance Agreements with Dr. Souissi and Mr. Carney in April 2015. Under the terms of the agreements, if Dr. Souissi or Mr. Carney terminate their employment for any or no reason other than a covered termination, which includes Dr. Souissi or Mr. Carney's resignation for good reason, or Dr. Souissi or Mr. Carney's termination other than for cause, then the executive is only entitled to any accrued but unpaid salary, accrued but unused vacation and vested benefits (other than severance) under any Company benefit plan (the ''Accrued Amounts'') as of the termination date.

Dr. Souissi resigned as President and Chief Operations Officer effective June 11, 2015, on which

date he was entitled to the Accrued Amounts. Mr. Carney resigned as Executive Vice President, Sales and Marketing, effective December 1, 2015, on which date he was entitled to the Accrued Amounts.

''Cause'' under all severance agreements above means:

- any act of material misconduct or material dishonesty by the NEO in the performance of his or her duties;

- any willful failure, gross neglect or refusal by the NEO to attempt in good faith to perform his or her duties to the Company or to follow the lawful instructions of the Board (except as a result of physical or mental incapacity or illness) which is not promptly cured after written notice;

- the NEO's commission of any fraud or embezzlement against the Company (whether or not a misdemeanor);

- any material breach of any written agreement with the Company, which breach has not been cured by the NEO (if curable) within 30 days after written notice thereof to the NEO by the Company;

- the NEO's being convicted of (or pleading guilty or nolo contendere to) any felony or misdemeanor involving theft, embezzlement, dishonesty or moral turpitude; and/or

- the NEO's failure to materially comply with the material policies of the Company in effect from time to time relating to conflicts of interest, ethics, codes of conduct, insider trading, or discrimination and harassment, or other breach of the NEO's fiduciary duties to the Company, which failure or breach is or could reasonably be expected to be materially injurious to the business or reputation of the Company.

''Good Reason'' under all severance agreements above means the occurrence, without the NEO's consent, for more than thirty days after such NEO provides the Company a written notice detailing such conditions of:

- a material diminution in his or her base compensation;

- a material diminution in his or her job responsibilities, duties or authorities; or

- a relocation of his or her principal place of work by more than 50 miles.

"Change-in-Control" under all severance agreements above is defined as:

- a transaction after which an individual, entity or group owns 50% or more of the outstanding shares of our common stock, subject to limited exceptions;
- a sale of all or substantially all of the Company's assets; or
- a merger, consolidation or similar transaction, unless immediately following such transaction (a) the holders of our common stock immediately prior to the transaction continue to beneficially own more than 50% of the combined voting power of the surviving entity in substantially the same proportion as their ownership immediately prior to the transaction, (b) no person becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the outstanding shares of the voting securities eligible to elect directors of the surviving entity, and (c) at least a majority of the members of the board of directors of the surviving entity immediately following the transaction were also members of the Board at the time the Board approved the transaction.

Equity Award Agreements

The following is a summary of the vesting provisions applicable to the outstanding equity awards held by our NEOs as of December 31, 2015.

2009 Incentive Plan. The award agreements covering grants of stock options and RSUs made to our NEOs under our 2009 Incentive Plan provide that the Board,

in its discretion, may accelerate the vesting of any unvested stock options or RSUs in the event of a change-in-control.

Under our 2009 Incentive Plan, a "change-in-control" is defined as:

- any person becoming the beneficial owner of 50% or more of the combined voting power of the then-outstanding shares of our common stock, subject to certain exceptions;
- a majority of the Board ceasing to be comprised of directors who (a) were serving as members of the Board on June 18, 2009 or (b) became members of the Board after June 18, 2009 and whose nomination, election or appointment was approved by a vote of two-thirds of the then-incumbent directors;
- a reorganization, merger, consolidation, sale of all or substantially all of the assets of the Company or similar transaction, unless the holders of our common stock immediately prior to the transaction beneficially own more than 50% of the combined voting power of the shares of the surviving entity and certain other conditions are satisfied; or
- a liquidation or dissolution of the Company approved by the Company's stockholders.

2000 Stock Incentive Plan. The award agreements covering stock option grants previously made to our NEOs under our 2000 Stock Incentive Plan provide that the stock options will remain exercisable for up to 270 days following the date of an executive's employment termination for any reason.

Summary of Potential Termination Benefits

The following table quantifies the compensation and benefits that would have been payable to our NEOs under the agreements described above if the NEOs employment had been terminated on December 31, 2015, given the NEO's base salary, and, if applicable, the closing price of our common stock, as of that date. The amounts shown in the table do not include certain payments and benefits, such as accrued salary and accrued vacation, to the extent that such payments and benefits are generally provided on a non-discriminatory basis to salaried employees of the Company upon termination of employment.

Named Executive Officer	Benefit	Involuntary Termination Without Cause or Voluntary Termination for Good Reason	Involuntary Termination Without Cause or Voluntary Termination for Good Reason During a Change-in-Control Period	Death
Sue Swenson	Severance	$ —	$ —	$ —
	Bonus	$ —	$ —	$ —
	Accelerated Vesting of Equity Awards	$ —	$ —	$ —
	Health Benefits Continuation	$ —	$ —	$ —
	Insurance Benefits	$ —	$ —	$ —
Michael Newman	Severance	$ 150,000	$ 450,000	$ —
	Bonus	$ 42,750	$ 150,000	$ —
	Accelerated Vesting of Equity Awards	$ 163,577	$ 365,480	$ —
	Health Benefits Continuation	$ 14,642	$ 29,285	$ —
	Insurance Benefits	$ —	$ —	$ 500,000
Stephen Sek	Severance	$ 126,000	$ 378,000	$ —
	Bonus	$ 25,137	$ 88,200	$ —
	Accelerated Vesting of Equity Awards	$ 40,357	$ 108,550	$ —
	Health Benefits Continuation	$ 16,756	$ 33,512	$ —
	Insurance Benefits	$ —	$ —	$ 500,000
Lance Bridges	Severance	$ 137,500	$ 412,500	$ —
	Bonus	$ 23,949	$ 96,250	$ —
	Accelerated Vesting of Equity Awards	$ 27,832	$ 83,500	$ —
	Health Benefits Continuation	$ 16,756	$ 33,512	$ —
	Insurance Benefits	$ —	$ —	$ 500,000

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

Pursuant to the Audit Committee charter, the Audit Committee is responsible for implementing the Company's written policies and procedures regarding transactions with a related person (as defined in SEC regulations). In considering related person transactions, the Audit Committee takes into account the relevant available facts and circumstances, including:

- the risks, costs and benefits to the Company;
- the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
- the terms of the transaction;
- the availability of other sources for comparable services or products; and
- the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself from the deliberations. When reviewing a related person transaction, the Audit Committee determines in good faith whether the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders.

HC2 Holdings. On September 3, 2014, we entered into a purchase agreement with HC2 Holdings pursuant to which, on September 8, 2014, we sold to HC2 Holdings (i) 7,363,334 shares of our common stock, par value $0.001 per share, (ii) a warrant to purchase 4,117,647 shares of our common stock at an exercise price of $2.26 per share (the "Warrant") and (iii) 87,196 shares of our Series C Preferred Stock, all at a purchase price of (a) $1.75 per share of common stock plus, in each case, the related Warrant and (b) $17.50 per share of Series C Preferred Stock, for aggregate gross proceeds of approximately $14.4 million (collectively, the "Financing"). On November 17, 2014, each share of Series C Preferred Stock then outstanding automatically converted into ten shares of common stock. On March 26, 2015, HC2 Holdings purchased 3,824,600 shares of common stock pursuant to the exercise of the Warrant, at an exercise price of $2.26 per share, for aggregate cash proceeds to the Company of approximately $8.64 million. In order to induce HC2 Holdings to exercise the Warrant, on March 26, 2015, the Company issued to HC2

Holdings a new warrant to purchase 1,593,583 shares of common stock at an exercise price of $5.50 per share. HC2 Holdings owns approximately 24.5% of the outstanding shares of common stock of the Company and is a wholly owned subsidiary of HC2.

In connection with the Financing described above, the Company entered into the Investors' Rights Agreement pursuant to which the Company granted to HC2 Holdings certain appointment and nomination rights related to the Company's Board, as well as rights with respect to the registration of the shares of common stock issued in the Financing and the shares of common stock underlying the Warrant and the Series C Preferred Stock. Effective as of October 14, 2014, the Board appointed Philip Falcone and Robert Pons to the Board. Mr. Falcone is the Chairman of the Board, President and Chief Executive Officer of HC2. Mr. Pons is the Executive Vice President of Business Development and a director of HC2. In addition, Mr. Pons serves on the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee, and was recently appointed to serve as lead independent director.

On September 18, 2013, the United States District Court for the Southern District of New York entered a final Judgment (the "Final Judgment") approving a settlement between the SEC and Harbinger Capital, Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners Offshore Manager, L.L.C., and Mr. Falcone (collectively, the "HCP Parties"), in connection with two civil actions previously filed against the HCP Parties by the SEC. One civil action alleged that Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners Offshore Manager, L.L.C., and Mr. Falcone violated the anti-fraud provisions of the federal securities laws by engaging in market manipulation in connection with the trading of the debt securities of a particular issuer from 2006 to 2008. The other civil action alleged that Harbinger Capital and Mr. Falcone violated the anti-fraud provisions of the federal securities laws in connection with a loan made by Harbinger Capital Partners Special Situations Fund, L.P. to Mr. Falcone in October 2009 and in connection with the circumstances and disclosure regarding alleged preferential treatment of, and agreements with, certain fund investors. The Final Judgment bars and enjoins Mr. Falcone for a period of five years (after which he may seek to have the bar and injunction lifted) from acting as or being an associated person of any "broker," "dealer," "investment adviser," "municipal securities dealer," "municipal adviser," "transfer agent," or "nationally recognized statistical rating organization" (as those terms are defined under the federal securities laws). Additionally, on October 7, 2013, Mr. Falcone delivered a commitment

to the Department of Financial Services of the State of New York pursuant to which Mr. Falcone agreed for a period of up to seven years that he will not, directly or indirectly, individually or through any person or entity, exercise control over any New York-licensed insurer.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The tables below provide information regarding the beneficial ownership of our common stock as of March 31, 2016 by: (i) each of our directors; (ii) each of our NEOs; (iii) all current directors and executive officers as a group; and (iv) each beneficial owner of more than five percent of our common stock.

Beneficial ownership is determined in accordance with SEC rules and regulations, and generally includes voting power or investment power with respect to securities held. Unless otherwise indicated and subject to applicable community property laws, we believe that each of the stockholders named in the table below has sole voting and investment power

with respect to the shares shown as beneficially owned. Securities that may be beneficially acquired within 60 days after March 31, 2016 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the ownership of such person, but are not treated as outstanding for the purpose of computing the ownership of any other person.

The tables below list the number and percentage of shares beneficially owned based on 53,378,947 shares of common stock outstanding as of March 31, 2016.

Directors and Named Executive Officers

Name of Beneficial Owner	Directly or Indirectly Held (#)	Option Awards (#)[1]	Stock Awards (#)[2]	Total Shares of Common Stock Beneficially Owned (#)	Percentage
Sue Swenson	73,852	—	—	73,852	0.1%
Michael Newman	134,980	140,252	—	275,232	0.5%
Stephen Sek	64,966	36,945	6,666	108,577	0.2%
Lance Bridges	5,000	33,333	16,666	54,999	0.1%
James Ledwith	131,815	38,746	—	170,561	0.3%
Philip Falcone	28,655	—	—	28,655	0.1%
Robert Pons	28,655	—	—	28,655	0.1%
David Werner	138,783	38,746	—	177,529	0.3%
Russell Gerns[3]	163,700	22,862	—	186,562	0.3%
Alex Mashinsky[4]	670,586	—	—	670,586	1.3%
Slim Souissi[5]	406,951	—	—	406,951	0.8%
John Carney[6]	—	—	—	—	—%
All current directors and executive officers as a group of 8 persons	606,706	288,022	23,332	918,060	1.7%

(1) Represents shares of common stock that may be acquired pursuant to stock options that are or will become exercisable within 60 days after March 31, 2016.

(2) Represents shares of common stock to be issued upon the vesting of RSUs within 60 days after March 31, 2016.

(3) In a Form 4 filed on October 12, 2015, Mr. Gerns reported beneficial ownership of 163,700 shares of common stock. Mr. Gerns retired as a director effective as of October 5, 2015.

(4) In a Form 4 filed on September 16, 2015, Mr. Mashinsky reported beneficial ownership of 885,973 shares of common stock. Mr. Mashinsky was terminated from his position as Chief Executive Officer effective as of October 27, 2015. The Company believes, but has not been able to confirm, that Mr. Mashinsky's beneficial ownership had declined to 670,586 shares as of March 31, 2016.

(5) In a Form 4 filed on June 3, 2015, Dr. Souissi reported beneficial ownership of 525,466 shares of common stock. Dr. Souissi resigned from his position as President and Chief Operations Officer effective as of June 11, 2015. The Company believes, but has not been able to confirm, that Dr. Souissi's beneficial ownership had declined to 406,951 shares as of March 31, 2016.

(6) In a Form 4 filed on April 22, 2015, Mr. Carney reported beneficial ownership of 96,000 shares of common stock. Mr. Carney resigned from his position as Executive Vice President, Sales and Marketing, effective as of December 1, 2015. The Company believes, but has not been able to confirm, that Mr. Carney's beneficial ownership had declined to 0 shares as of March 31, 2016.

Five Percent Holders

The following table sets forth information regarding the number and percentage of shares of common stock held by all persons and entities known by us to beneficially own five percent or more of our outstanding common stock. The information regarding beneficial ownership of the persons and entities identified below is included in reliance on reports filed by the persons and entities with the SEC, except that the percentage is based upon our calculations made in reliance upon the number of shares reported to be beneficially owned by such person or entity in such report and the number of shares of common stock outstanding on March 31, 2016.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned (#)	Percentage
HC2 Holdings 2, Inc.[1] 505 Huntmar Park Drive, Suite 325 Herndon, VA 20170	13,067,382	24.5%
Bruce A. Karsh[2] 333 S. Grand Ave., Suite 2800 Los Angeles, CA 90071	4,590,945	8.6%
Timothy Maguire[3] 1819 Ocean Way Laguna Beach, CA 92651	3,393,943	6.4%

(1) According to a Schedule 13D/A filed by HC2 Holdings 2, Inc. with the SEC on March 22, 2016, HC2 Holdings and HC2 have shared voting power and shared dispositive power with respect to 13,067,382 shares of common stock, the Continental Insurance Group, Ltd. and the Continental Insurance, Inc. have shared voting power and shared dispositive power with respect to 11,473,799 shares of common stock, the United Teacher Associates Insurance Company has shared voting power and shared dispositive power with respect to 8,338,270 shares of common stock and the Continental General Insurance Company has shared voting power and shared dispositive power with respect to 3,135,529 shares of common stock.

(2) According to a Schedule 13D/A filed by Bruce A. Karsh with the SEC on February 26, 2015, Mr. Karsh has sole voting power and sole dispositive power with respect to 3,264,945 shares of common stock, and shared voting power and shared dispositive power with respect to 1,326,000 shares of common stock. The 1,326,000 shares of common stock with shared voting and shared dispositive power are also beneficially owned by The Karsh Family Foundation, the trustees of which are Mr. Karsh and his wife Martha L. Karsh.

(3) According to a Schedule 13D/A filed by Timothy Maguire and Maguire Asset Management, LLC with the SEC on August 3, 2015, 3,393,943 shares are beneficially owned by Timothy Maguire. Of these, 2,952,229 shares are owned by Maguire Financial, LP and Maguire Asset Management, LLC (which amount includes 503,400 shares underlying call options exercisable within 60 days of August 3, 2015),141,714 shares are owned by the Timothy Maguire Foundation and 300,000 shares are owned by The Timothy J. and Julia Maguire 2015 Family Trust. Maguire Asset Management, LLC, Maguire Financial, LP and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares owned by Maguire Financial, LP. The Timothy Maguire Foundation and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares owned by the Timothy Maguire Foundation. The Timothy J. and Julia Maguire 2015 Family Trust and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares owned by The Timothy J. and Julia Maguire 2015 Family Trust.

Proposal 2: APPROVAL OF THE AMENDMENT OF THE NOVATEL WIRELESS, INC. 2009 OMNIBUS INCENTIVE COMPENSATION PLAN TO INCREASE THE NUMBER OF SHARES ISSUABLE UNDER THE PLAN BY 3,000,000 SHARES

Overview

The Board approved the 2009 Incentive Plan in April 2009 and subsequently approved amendments to the plan in June 2013, November 2014 and March 2015. The 2009 Incentive Plan affords the Board the ability to design compensatory awards that are responsive to our needs, and includes authorization for a variety of awards designed to advance our interests and long-term success by encouraging stock ownership among our directors, officers, employees and consultants. These awards include equity awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code. The 2009 Incentive Plan currently authorizes the issuance of up to 12,000,000 shares of our common stock, plus an additional 323,000 shares that may be issued for inducement grants pursuant to NASDAQ Listing Rule 5635, of which 261,158 shares were available for issuance under the plan as of March 31, 2016.

In April 2016, the Board approved an amendment of the 2009 Incentive Plan, subject to stockholder approval at the Annual Meeting, to increase the number of shares available for issuance under the plan by 3,000,000 shares. The Board has determined that the amendment of the plan is advisable and in the best interests of the Company and our stockholders, and has submitted the amendment for approval by our stockholders at the Annual Meeting. The amendment to the 2009 Incentive Plan will be effective as of the date it is approved by our stockholders. In approving this amendment, the Board considered information related to the 2009 Incentive Plan including burn rate, overhang and forecasts for share usage.

As of March 31, 2016, under the Company's 2009 Incentive Plan and its predecessor equity compensation plans, there were outstanding RSU awards for 3,570,249 shares of our common stock and outstanding stock options for 6,723,954 shares of our common stock. These outstanding options have a weighted-average exercise price per share of $2.79 and a weighted-average term of 8.65 years. On April 22, 2016, the closing market price of a share of our common stock was $1.67.

A summary of the 2009 Incentive Plan appears below and is qualified by the full text of the 2009 Incentive Plan. A copy of the 2009 Incentive Plan is attached as Appendix A to this Proxy Statement and indicates the change proposed to be made.

Administration

The 2009 Incentive Plan is administered by the Board, which may delegate all or any part of its authority under the 2009 Incentive Plan to a committee of one or more members of the Board. This authority includes, among other things, selecting award recipients, establishing award terms and conditions, granting awards, construing any ambiguous provision of the 2009 Incentive Plan or in any award agreement, and adopting modifications and amendments to the 2009 Incentive Plan or any award agreement, subject to the terms of the 2009 Incentive Plan.

To the extent permitted by applicable law, the Board may also delegate its duties under the 2009 Incentive Plan to one or more senior officers of the Company, referred to as a secondary committee. This delegation of authority is subject to any conditions and limitations set by the Board or set forth in the 2009 Incentive Plan, and may not include the authority to grant an award to a director or executive officer, or to grant awards designed to satisfy the requirements for "qualified performance-based compensation" under Section 162(m) of the Code.

Awards

The 2009 Incentive Plan provides for grants of both equity and cash awards, including stock options, stock appreciation rights, restricted stock, RSUs, annual incentive awards, performance shares, performance units and other forms of awards. The principal terms and features of the various forms of awards are set forth below:

Stock Options. Stock options entitle the participant to purchase shares of our common stock at a price not less than the market value per share on the grant date. Stock options may be incentive stock options or non-qualified stock options under Section 422 of the Code. Each grant will specify whether the exercise price is payable in cash or by check, by a cashless broker-assisted exercise, by the transfer to the Company of shares of our common stock owned by the participant, by the Company withholding shares of our common stock otherwise deliverable to the participant upon the exercise of the stock option, by a combination of these payment methods, or by any other methods that the Board may approve.

Each grant will specify the periods of continuous service by the participant with the Company necessary before the stock options become exercisable. Stock option grants may specify management objectives that must be achieved as a condition to exercise. No stock option will be exercisable more than 10 years after the grant date.

The Board may substitute, without the participant's permission, stock appreciation rights for outstanding stock options. However, the terms of the substituted stock appreciation rights must be substantially the same as the terms of the stock options at the date of substitution. Additionally, the difference between the market value of the underlying shares of our common stock and the base price of the stock appreciation rights must be equivalent to the difference between the market value of the underlying shares of our common stock and the exercise price of the stock options.

Stock Appreciation Rights. A stock appreciation right is a right to receive from the Company a dollar amount up to the spread between a base price (which may not be less than the market value per share of our common stock on the grant date or, for a stock appreciation right substituted for an option, on the option grant date) and the market value of the shares of our common stock on the exercise date. The amount payable by the Company on exercise of a stock appreciation right may be paid in cash, shares of our common stock, or any combination of the two. Any grant of stock appreciation rights may specify that the amount payable on exercise may not exceed a maximum specified by the Board. Any grant may also specify management objectives that must be achieved as a condition to exercise, waiting periods before exercise and permissible exercise dates or periods. Each grant will specify the periods of continuous service by the participant with the Company that are necessary before the stock appreciation rights become exercisable. No stock appreciation right will be exercisable more than 10 years after the grant date.

Restricted Stock. A grant of restricted stock constitutes an immediate transfer to the participant of

the ownership of shares of our common stock in consideration for the performance of services. Restricted stock entitles a participant to voting, dividend and other ownership rights. However, these rights will be subject to any restrictions and conditions, such as the achievement of management objectives, during the restriction period as determined by the Board.

For restricted stock that vests upon the passage of time, each grant will provide that the restricted stock will be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Board on the grant date. Each grant will provide that so long as the award is subject to a substantial risk of forfeiture, the transfer of the restricted stock will be prohibited or restricted in the manner and to the extent prescribed by the Board on the grant date.

Grants of restricted stock may require that any or all dividends or other distributions paid during the period of the restrictions be automatically deferred and reinvested in additional shares of restricted stock or paid in cash, which may be subject to the same restrictions as the underlying award. Dividends or other distributions on restricted stock subject to management objectives will be deferred and paid in cash upon the achievement of the management objectives and the lapse of all restrictions.

Restricted Stock Units. A grant of RSUs is an agreement by the Company to deliver shares of our common stock or cash equal to the value of such shares to the participant at the end of a specified period, subject to transfer restrictions and other conditions as determined by the Board. During the restriction period, the participant may not transfer any rights under his or her award and has no rights of ownership, including voting rights, in the RSUs. However, on the grant date, the Board may authorize the payment of dividend equivalents on the RSUs on either a current, deferred or contingent basis, either in cash, in additional RSUs or in shares of our common stock. Dividend equivalents on RSUs subject to management objectives will be deferred and paid in cash upon the achievement of the management objectives and the lapse of all restrictions.

Performance Shares and Performance Units. A performance share is the equivalent of one share of our common stock. A performance unit is the equivalent of $1.00 or such other value as determined by the Board. Each grant of performance shares or performance units will specify either the number of shares, or amount of cash, payable with respect to the performance shares or performance units to which the grant pertains. Any grant of performance shares or performance units may specify that the amount payable may be paid in cash, in shares of our common stock or in any combination of the two.

Any grant of performance shares or performance units will specify the management objectives that, if achieved, will result in payment or early payment of the award and may set forth a formula for determining the number of shares, or amount of cash, payable with respect to the performance shares or performance units that will be earned if performance is at or above threshold levels. The performance period will be determined by the Board at the time of grant, but may not be less than one year.

The Board may, on the grant date, provide for the payment of dividend equivalents to the holder of the performance shares on either a current, deferred or contingent basis, either in cash or in additional shares of our common stock. Dividend equivalents on performance shares will be deferred and paid in cash upon the achievement of the applicable management objectives.

Annual Incentive Awards. An annual incentive award is a cash award based on the achievement of management objectives with a performance period of one year or less. Any grant of an annual incentive award will specify management objectives that, if achieved, will result in payment or early payment of the award and may set forth a formula for determining the amount payable if performance is at or above threshold levels. The performance period with respect to each annual incentive award will be determined by the Board at the time of grant. Each grant will specify the time and manner of payment of annual incentive awards that have been earned. The Board may establish a maximum amount payable under any annual incentive award on the grant date.

Other Awards. The Board may, subject to limitations under applicable law, grant to any participant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of our common stock. These awards may include convertible or exchangeable securities, purchase rights or awards with value and payment contingent upon performance of the Company, the book value of our shares, or any other factors designated by the Board.

Except as otherwise provided in the 2009 Incentive Plan, cash awards, as independent awards or as an element of or supplement to any other award granted under the 2009 Incentive Plan, also may be granted. The Board may grant shares of our common stock as a bonus, or may grant other awards in lieu of obligations of the Company to pay cash or deliver other property under the 2009 Incentive Plan or under other plans or compensatory arrangements, subject to terms that will be determined by the Board in a manner intended to comply with Section 409A of the Code.

Eligibility

Subject to the terms of the 2009 Incentive Plan, the Board may grant awards to any of our directors, officers, employees or any other person who provides services to us. However, incentive stock options may be granted only to our employees. On March 31, 2016, approximately 1,250 persons were eligible to receive awards under the 2009 Incentive Plan.

Shares Available for Grants

Currently, 12,000,000 shares of our common stock are authorized under the 2009 Incentive Plan, plus an additional 323,000 shares that may be issued for inducement grants pursuant to NASDAQ Listing Rule 5635, subject to adjustment as provided in the 2009 Incentive Plan. Shares of our common stock issued under any plan assumed by the Company in any corporate transaction will not count against this share limit.

Shares of our common stock covered by an award under the 2009 Incentive Plan are not counted against the aggregate share limit until the award is issued and delivered to a participant. In addition, the total number of shares of our common stock available under the 2009 Incentive Plan is not reduced by any shares of our common stock relating to prior awards that have expired or have been forfeited or canceled. To the extent of payment in cash of the benefit provided by any award granted under the 2009 Incentive Plan, any shares of our common stock that were covered by that award will again be available for issue or transfer under the 2009 Incentive Plan. If, under the 2009 Incentive Plan, a participant has elected to give up the right to receive compensation in exchange for shares of our common stock based on market value, the shares will not count against the aggregate share limit. In addition, shares delivered or relinquished to pay the exercise or purchase price of an award or to satisfy tax withholding obligations will also be available for future awards under the 2009 Incentive Plan, as will shares subject to restricted stock awards that never vest.

Award Limits

Awards under the 2009 Incentive Plan are subject to the following limitations:

- the aggregate number of shares of our common stock issued upon the exercise of incentive stock options will not exceed 7,000,000;

- no participant will be granted stock options or stock appreciation rights, in the aggregate, for more than 1,000,000 shares of our common stock during any calendar year;

- no participant will be awarded qualified performance-based awards of restricted stock, RSUs, performance shares or other awards, in the aggregate, for more than 500,000 shares of our common stock during any calendar year; and

- in no event will any participant in any calendar year receive a qualified performance-based award of performance units or a qualified performance-based cash award having an aggregate maximum value in excess of $2,500,000.

Management Objectives

The 2009 Incentive Plan requires that the Board establish management objectives for awards of performance shares, performance units and annual incentive awards. The Board may also establish management objectives for stock options, stock appreciation rights, restricted stock, RSUs or other awards. These management objectives may be described in terms of Company-wide objectives or objectives related to performance of an individual participant or a subsidiary, division, business unit, region or function of the Company, and may be made relative to the performance of other companies. The management objectives applicable to any qualified performance-based award to a "covered employee," as defined in Section 162(m) of the Code, will be based on specified levels of or changes in, one or more of the following criteria:

Profits. Operating income, earnings before interest and taxes, earnings before taxes, net income, cash net income, earnings per share, residual or economic earnings or economic profit;

Cash Flow. Earnings before interest, taxes, depreciation and amortization, referred to as EBITDA,

free cash flow, free cash flow with or without specific capital expenditure targets or ranges, including or excluding divestments and/or acquisitions, total cash flow, cash flow in excess of cost of capital, residual cash flow or cash flow return on investment;

Returns. Economic value added or profits or cash flow returns on sales, assets, invested capital, net capital employed or equity;

Working Capital. Working capital divided by sales, days' sales outstanding, days' sales in inventory or days' sales in payables;

Profit Margins. Profits divided by revenues or sales, gross margins divided by revenues or sales, or operating margin divided by revenues or sales;

Liquidity Measures. Debt-to-capital ratios, debt-to-EBITDA ratios or total debt;

Sales Growth, Margin Growth, Unit Growth, Cost Initiative and Stock Price Metrics. Revenues, revenue growth, sales, sales growth, gross margin, operating margin, shipment volume, unit growth, stock price appreciation, total return to stockholders, expense targets, productivity targets or ratios, sales and administrative expenses divided by sales, or sales and administrative expenses divided by profits; and

Strategic Initiative Key Deliverable Metrics. Product development or launch, strategic partnering, research and development, regulatory compliance or submissions, vitality or sustainability index, market share, geographic business expansion goals, customer satisfaction, employee satisfaction, management of employment practices and employee benefits, supervision of litigation and information technology, or goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures.

The Board will have the authority to make equitable adjustments to the management objectives, including the related minimum, target and maximum levels of achievement or performance, for specified events set forth in the 2009 Incentive Plan to the extent allowed by Section 162(m) of the Code.

Amendment and Termination

The Board may amend the 2009 Incentive Plan in whole or in part, except that any amendment to the 2009 Incentive Plan that requires stockholder approval under applicable law will not be effective until we obtain stockholder approval. No grant will be

made under the 2009 Incentive Plan more than
10 years after the effective date of the 2009 Incentive
Plan, but all grants made on or prior to such date will
continue in effect thereafter subject to the terms of
the applicable award agreement and of the
2009 Incentive Plan.

Except in connection with certain corporate
transactions or a change-in-control, the terms of
outstanding awards may not be amended to reduce
the exercise price of outstanding stock options or the
base price of outstanding stock appreciation rights, or
cancel outstanding stock options or stock
appreciation rights in exchange for other awards or
stock options or stock appreciation rights with an
exercise price or base price, as applicable, that is
less than the exercise price of the original stock
options or base price of the original stock
appreciation rights, as applicable, without stockholder
approval. The plan prohibits all repricings of awards
regardless of whether an amendment is considered a
repricing under generally accepted accounting
principles.

Grants of restricted stock, RSUs, performance
shares, performance units and annual incentive
awards may provide for earlier termination of
restrictions in the event of the retirement, death or
disability, or other termination of employment of a
participant, or a change-in-control of the Company. In
addition, if permitted by Section 409A of the Code,
the Board may accelerate the vesting of or waive any
other limitations requirement under any outstanding
award in the event of the retirement, death or
disability, or other termination of employment of a
participant. However, in either case, the restrictions
on an award intended to be "qualified performance-
based compensation" under Section 162(m) of the
Code may not be terminated in the event of
retirement or other termination of employment to the
extent the provision would cause the award to fail to
qualify.

The Board may amend the terms of any award
granted under the 2009 Incentive Plan prospectively
or retroactively, provided that such an amendment
does not constitute a repricing prohibited by the
2009 Incentive Plan. However, no amendment may
impair the rights of any participant without his or her
consent, except as necessary to comply with changes
in law or accounting rules applicable to the Company.
The Board may terminate the 2009 Incentive Plan at
any time. Termination of the 2009 Incentive Plan will
not affect the rights of participants or their successors

under any awards outstanding on the date of
termination.

Change-in-Control

In the event a change-in-control of the Company
occurs, the Board may substitute each award
outstanding under the 2009 Incentive Plan
immediately prior to the change-in-control with such
alternative consideration (including cash), if any, as it
may determine to be equitable in the circumstances
and may require the surrender of all awards so
replaced in a manner that complies with Section 409A
of the Code. In addition, for each stock option or
stock appreciation right with an exercise price or base
price greater than the consideration offered in
connection with any change-in-control, the Board may
elect to cancel the stock option or stock appreciation
right without any payment to the person holding the
stock option or stock appreciation right. The Board
may also adjust the aggregate number of shares
available under the 2009 Incentive Plan and the
individual participant limits as the Board deems
appropriate. However, any adjustment to the number
of shares available for incentive stock options will be
made only if, and to the extent that, the adjustment
would not cause any stock option intended to qualify
as an incentive stock option to fail to qualify.

U.S. Federal Income Tax Consequences

The following is a brief summary of some of the U.S.
federal income tax consequences of certain
transactions under the 2009 Incentive Plan based on
U.S. federal income tax laws in effect on January 1,
2016. This summary is not intended to be complete
and does not describe state or local tax
consequences.

Tax Consequences to Participants

Incentive Stock Options. No income generally will be
recognized by an optionee upon the grant or exercise
of an incentive stock option. The exercise of an
incentive stock option, however, may result in
alternative minimum tax liability. If shares of our
common stock are issued to the optionee pursuant to
the exercise of an incentive stock option, and if no
disqualifying disposition of such shares is made by
such optionee within two years after the date of grant
nor within one year after the transfer of such shares
to the optionee, then upon the sale of such shares,
any amount realized in excess of the exercise price
will be taxed to the optionee as a long-term capital
gain and any loss sustained will be a long-term
capital loss.

If shares of our common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess, if any, of the market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares in a sale or exchange) over the exercise price. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Non-Qualified Stock Options. In general,

- no income will be recognized by an optionee at the time a non-qualified option right is granted;
- at the time of exercise, ordinary income will be recognized in an amount equal to the difference between the exercise price and the market value of the shares, if unrestricted, on the date of exercise; and
- at the time of sale of shares acquired pursuant to the exercise of a non-qualified option right, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Stock Appreciation Rights. No income will be recognized by a participant in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the market value of any unrestricted shares of our common stock received on the exercise.

Restricted Stock. The recipient of restricted stock generally will be subject to tax at ordinary income rates on the market value of the restricted stock (reduced by any amount paid by the participant for such restricted stock) at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code,

referred to as Restrictions. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of grant of the shares will have taxable ordinary income on the date of grant of the shares equal to the excess of the market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such restricted stock. Any dividends received with respect to restricted stock that is subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Restricted Stock Units. No income generally will be recognized upon the award of RSUs. The recipient of a RSU award generally will be subject to tax at ordinary income rates on the market value of unrestricted shares of our common stock on the date that such shares are transferred or settled in cash, as the case may be, to the participant under the award (reduced by any amount paid by the participant for such RSUs), and the capital gain/loss holding period for such shares will also commence on such date.

Performance Shares, Performance Units and Annual Incentive Awards. No income generally will be recognized upon the grant of performance shares, performance units or annual incentive awards. Upon payment in respect of the earn-out of performance shares, performance units or annual incentive awards, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the market value of any unrestricted shares of our common stock received.

Tax Consequences to the Company

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company will be entitled to a corresponding deduction, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

Equity Compensation Plan Information

As of March 31, 2016, the ESPP, the 2009 Incentive Plan and the 2015 Incentive Compensation Plan (the "2015 Incentive Plan") were the only compensation plans under which securities of the Company were authorized for grant. The ESPP and the 2009 Incentive Plan, including all amendments thereto (other than the March 2015 amendment approving the issuance of inducement shares under the 2009 Incentive Plan), were approved by our stockholders. The 2015 Incentive Plan was adopted by the Board without stockholder approval pursuant to NASDAQ Listing Rule 5635. The 2015 Incentive Plan may only be used for inducement grants to individuals to induce them to become employees of the Company or any of its subsidiaries, or, in conjunction with a merger or acquisition, to convert, replace or adjust outstanding stock options or other equity compensation awards, or for any other reason for which there is an applicable exception from the stockholder approval requirements of NASDAQ Listing Rule 5635, in each such case, subject to the applicable requirements of the NASDAQ Listing Rules. The following table provides information as of March 31, 2016 regarding the Company's existing and predecessor plans:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of options outstanding	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	6,723,954 (1)	$ 2.79	2,408,401 (2)

(1) There are 3,570,249 shares issuable upon vesting of RSU awards outstanding under the Company's existing and predecessor plans which are not included in this table.

(2) Represents shares available for future issuance under the ESPP, the 2009 Incentive Plan and the 2015 Incentive Plan. As of March 31, 2016, there were 879,241 shares of our common stock available for issuance under the ESPP, 261,158 shares of our common stock available for issuance under the 2009 Incentive Plan and 1,268,002 shares of our common stock available for issuance under the 2015 Incentive Plan.

Awards Granted to Certain Persons

The following table sets forth information regarding the total stock options and stock awards granted to the following persons or groups under the 2009 Incentive Plan since the inception of the 2009 Incentive Plan through March 31, 2016 (as described above, Messrs. Mashinsky and Carney and Dr. Souissi are no longer employed by the Company):

Executive	Number of Stock Options Granted (#)	Weighted-Average per Share Exercise Price ($)	Number of Stock Awards Granted (#)	Dollar Value of Stock Awards Granted ($)
Sue Swenson	1,903,100	$ 1.97	1,068,606	$ 1,829,237
Michael Newman	285,650	$ 3.14	746,095	$ 1,663,923
Stephen Sek	100,000	$ 5.22	277,368	$ 701,199
Lance Bridges	100,000	$ 5.08	300,000	$ 659,000
Alex Mashinsky	1,990,400	$ 4.80	799,092	$ 2,454,688
Slim Souissi	448,838	$ 3.91	545,772	$ 1,949,377
John Carney	192,000	$ 5.79	96,000	$ 555,840
All current executive officers as a group	2,388,750	$ 2.37	2,392,069	$ 4,853,359
All current directors as a group (excluding executive officers)	21,582	$ 6.95	535,712	$ 1,531,184
All current employees as a group (excluding executive officers)	795,386	$ 4.71	3,904,419	$ 10,109,798

New Plan Benefits

Because benefits under the 2009 Incentive Plan depend on the Board's actions, the market value of the shares of our common stock in the future and/or the future performance of the Company, it is not possible to determine the value of the benefits that will be received by participants in the 2009 Incentive Plan with respect to any awards made in the future. Benefits under the 2009 Incentive Plan will, however, be subject to the limits described above under *Award Limits*.

Potential Effects of Proposal 2

Approval of Proposal 2 will enable the Company to:

(i)   provide annual equity awards to existing employees; and

(ii) grant equity awards to new employees, including potentially meaningful upfront grants to principals who may be hired as part of future acquisitions in situations where the exception for inducement

grants pursuant to NASDAQ Listing Rule 5635 is unavailable.

If Proposal 2 is not approved, the Company may not have sufficient stock issuable under the 2009 Incentive Plan to satisfy these requirements and may need to pay significant portions of such compensation and earned bonuses in cash.

Required Vote

The affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Annual Meeting, is required to approve the amendment of the 2009 Incentive Plan. Because abstentions are counted as present for purposes of the vote on this matter but are not votes FOR this proposal, they have the same effect as votes AGAINST this proposal. Broker non-votes will not have any effect on this proposal.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.**

Proposal 3: ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, we are asking stockholders to approve an advisory resolution on our executive compensation as reported in this Proxy Statement.

In making decisions with respect to compensation for our executive officers, the Compensation Committee is guided by a pay-for-performance philosophy. The Compensation Committee believes that a significant portion of each executive's total compensation opportunity should vary with achievement of the Company's annual and long-term financial, operational and strategic goals. In designing the compensation program for our executive officers, the Compensation Committee seeks to achieve the following key objectives:

Motivate Executives. The compensation program should encourage our executive officers to achieve the Company's annual and long-term goals.

Alignment with Stockholders. The compensation program should align the interests of our executives with those of our stockholders, promoting actions that will have a positive impact on total stockholder return over the long term.

Attract and Retain Talented Executives. The compensation program should provide each executive officer with a total compensation opportunity that is market competitive. This objective is intended to ensure that we are able to attract and retain executives while maintaining an appropriate cost structure for the Company.

We believe our executive compensation is structured in the manner that best serves the interests of the Company and its stockholders. We encourage stockholders to read the *Compensation Discussion and Analysis* section of this Proxy Statement which provides a more thorough review of our compensation philosophy and how that philosophy was implemented in 2015.

Effect of Proposal

The result of the Say-on-Pay Vote is non-binding on us and our Board and Compensation Committee. As a result, the Board and Compensation Committee retain discretion to change executive compensation from time to time if they conclude that such a change would be in the best interest of the Company. No determination has been made as to what action, if any, would be taken if our stockholders fail to approve executive compensation. However, our Board and Compensation Committee value the opinions of stockholders and will carefully consider the result of the Say-on-Pay Vote.

We currently conduct Say-on-Pay Votes on an annual basis, and we expect to conduct our next Say-on-Pay Vote at our 2017 annual meeting of stockholders.

We are also required to hold an advisory vote on the frequency of the Say-on-Pay Votes (the "Frequency of Say-on-Pay Vote") at least once every six years, pursuant to Rule 14a-21(a) of the Exchange Act. We held our initial Frequency of Say-on-Pay Vote at our annual meeting of stockholders in June 2011 and a majority of the votes were cast in favor of holding Say-on-Pay Votes every year. In line with the preference of our stockholders, our Board determined that it will include the Say-on-Pay Vote in our proxy materials each year until the next Frequency of Say-on-Pay Vote, which will occur no later than our 2017 annual meeting of stockholders.

Required Vote

Approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote on this proposal at the Annual Meeting. Because abstentions are counted as present for purposes of the vote on this matter but are not votes FOR this proposal, they have the same effect as votes AGAINST this proposal. Broker non-votes will not have any effect on this proposal.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.**

Proposal 4: RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016

The Audit Committee has appointed Ernst & Young LLP as the company's independent registered public accounting firm for the fiscal year ending December 31, 2016. The Board is asking stockholders to ratify this appointment. Although SEC regulations require the Company's independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of an independent registered public accounting firm to be an important matter to stockholders and considers a proposal for stockholders to ratify such appointment to be an opportunity for stockholders to provide input to the Audit Committee and the Board on a key corporate governance issue. In the event that our stockholders do not ratify the appointment, it will be considered as a direction to our Audit Committee to consider the selection of a different firm.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be offered the opportunity to make a statement if they so desire. They will also be available to answer questions.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of Ernst & Young LLP. Abstentions will have the same effect as votes AGAINST this proposal. The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2016 is considered a routine matter under applicable rules. A broker, dealer, bank or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected in connection with this proposal.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.**

Principal Accountant Fees and Services

The following table sets forth fees for audit services rendered by Ernst & Young LLP for the audit of our consolidated financial statements for 2015 and 2014, and fees for other services rendered by Ernst & Young LLP.

	2015	2014
Audit Fees[1]	$ 1,562,066	$ 1,001,806
Audit-Related Fees	230,400	—
Tax Fees	—	—
All Other Fees	—	—
Total	$ 1,792,466	$ 1,001,806

(1) Audit fees consist principally of fees for the audit of our annual consolidated financial statements, review of our interim consolidated financial statements and the audit of internal control over financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee annually reviews and pre-approves certain audit and non-audit services that may be provided by our independent registered public accounting firm and establishes and pre-approves the aggregate fee level for these services. Any proposed services that would cause us to exceed the pre-approved aggregate fee amount must be pre-approved by the Audit Committee. All audit services for 2015 were pre-approved by the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in fulfilling its responsibility to oversee management's implementation of the Company's financial reporting process. The Audit Committee Charter can be viewed on the Company's Website at *www.novatelwireless.com* and is available in print upon request. In discharging its oversight role, the Audit Committee reviewed and discussed the audited financial statements contained in the 2015 Annual Report on Form 10-K with the Company's management and its independent registered public accounting firm. Management is responsible for the financial statements and the reporting process, including the system of disclosure controls and procedures and internal control over financial reporting. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's financial statements with accounting principles generally accepted in the United States and on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee met with the independent registered public accounting firm and discussed issues deemed significant by the accounting firm, and the Audit Committee has discussed with the independent auditors the matters required to be discussed pursuant to Auditing Standard No. 1301, *Communications with Audit Committee*, as adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee discussed with the independent registered public accounting firm its independence from the Company and its management; received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence; and considered whether the provision of non-audit services was compatible with maintaining the accounting firm's independence.

In reliance on the reviews and discussions outlined above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, for filing with the SEC.

AUDIT COMMITTEE

James Ledwith, *Chair*
David Werner
Robert Pons

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of our common stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. These reporting persons are required by SEC rules to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to us and written representations from our directors and executive officers, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and greater than 10% stockholders were complied with during the 2015 fiscal year.

STOCKHOLDER PROPOSALS

Stockholder Proposals for Inclusion in 2017 Proxy Statement. In order to be included in our proxy materials for our 2017 annual meeting of stockholders, a stockholder proposal or information about a proposed director candidate must be timely received in writing by the Company at Novatel Wireless, Inc., Attention: Secretary, 9645 Scranton Road, Suite 205, San Diego, California 92121, by December 30, 2016, and otherwise comply with all requirements of the SEC, the General Corporation Law of Delaware and the Bylaws.

Stockholder Proposals to be presented at the 2017 Annual Meeting of Stockholders. If you do not wish to submit a proposal or information about a proposed director candidate for inclusion in next year's proxy materials, but instead wish to present it directly at the 2017 annual meeting of stockholders, you must give timely written notice of the proposal to our Secretary. To be timely, the notice must be received no earlier than February 16, 2017 and no later than March 18, 2017. The notice must describe the stockholder proposal in reasonable detail and provide certain other information required by our Bylaws, a copy of which is available upon request from our Secretary at the above address.

MISCELLANEOUS AND OTHER MATTERS

The Board knows of no other matters to be presented for stockholder action at the Annual Meeting. However, if other matters do properly come before the Annual Meeting or any adjournment or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Lance W. Bridges

Lance Bridges
Senior Vice President, General Counsel and Secretary

San Diego, California
April 29, 2016

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE VOTE YOUR SHARES THROUGH THE INTERNET, BY TELEPHONE OR, IF YOU REQUESTED PRINTED COPIES OF THESE MATERIALS, BY SIGNING AND PROMPTLY RETURNING YOUR PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE ANNUAL MEETING. THANK YOU FOR YOUR ATTENTION TO THIS MATTER. YOUR PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE ANNUAL MEETING.

NOVATEL WIRELESS, INC.
Amended and Restated
2009 Omnibus Incentive Compensation Plan

1. Purpose. The purpose of the Novatel Wireless, Inc. 2009 Omnibus Incentive Compensation Plan is to promote the long-term success of the Company and the creation of stockholder value by offering directors, officers, employees and consultants of the Company an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, and to encourage such selected persons to continue to provide services to the Company and to attract new individuals with outstanding qualifications.

2. Definitions. As used in the Plan,

(a) "Affiliate" means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries owns not less than 50 percent of such entity.

(b) "Aggregate Share Limit" means the aggregate maximum number of shares available under the Plan pursuant to Section 3(a)(i) of the Plan.

(c) "Annual Incentive Award" means a cash award granted pursuant to Section 8 of the Plan, where such award is based on Management Objectives and a Performance Period of one year or less.

(d) "Appreciation Right" means a right granted pursuant to Section 5 of the Plan.

(e) "Award" means any Annual Incentive Award, Option Right, Restricted Stock, Restricted Stock Unit, Appreciation Right, Performance Share, Performance Unit or Other Award granted pursuant to the terms of the Plan.

(f) "Base Price" means the price to be used as the basis for determining the Spread upon the exercise of an Appreciation Right.

(g) "Beneficial Owner" or "Beneficial Ownership" has the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(h) "Board" means the Board of Directors of NWI, as constituted from time to time.

(i) "Change in Control" means, except as may otherwise be provided in an Evidence of Award, the first to occur of the following events:

(i) any Person is or becomes the Beneficial Owner of 50 percent or more of the combined voting power of the then-outstanding Voting Stock of NWI; provided , however , that:

(1) the following acquisitions will not constitute a Change in Control: (A) any acquisition of Voting Stock of NWI directly from NWI that is approved by a majority of the Incumbent Directors, (B) any acquisition of Voting Stock of NWI by the Company, (C) any acquisition of Voting Stock of NWI by the trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company, and (D) any acquisition of Voting Stock of NWI by any Person pursuant to a Business Transaction that complies with clauses (A), (B) and (C) of Section 2(i)(iii) below;

(2) if any Person is or becomes the Beneficial Owner of 50 percent or more of the combined voting power of the then-outstanding Voting Stock of NWI as a result of a transaction described in clause (A) of Section 2(i)(i)(1) above and such Person thereafter becomes the Beneficial Owner of any additional shares of Voting Stock of NWI representing one percent or more of the then-outstanding Voting Stock of NWI, other than in an acquisition directly from NWI that is approved by a majority of the Incumbent Directors or other than as a result of a stock dividend, stock split or similar transaction effected by NWI in which all holders of Voting Stock are treated equally, such subsequent acquisition will be treated as a Change in Control;

(3) a Change in Control will not be deemed to have occurred if a Person is or becomes the Beneficial Owner of 50 percent or more of the Voting Stock of NWI as a result of a reduction in the number of shares of Voting Stock of NWI outstanding pursuant to a transaction or series of transactions that is approved by a majority of the Incumbent Directors unless and until such Person thereafter becomes the Beneficial Owner of any additional shares of Voting Stock of NWI representing one percent or more of the then-outstanding Voting Stock of NWI, other than as a result of a stock dividend, stock split or similar transaction effected by NWI in which all holders of Voting Stock are treated equally; and

(4) if at least a majority of the Incumbent Directors determine in good faith that a Person has acquired Beneficial Ownership of 50 percent or more of the Voting Stock of NWI inadvertently, and such Person divests as promptly as practicable but no later than the date, if any, set by the Incumbent Board a sufficient number of shares so that such Person has Beneficial Ownership of less than 50 percent of the Voting Stock of NWI, then no Change in Control will have occurred as a result of such Person's acquisition; or

(ii) a majority of the Board ceases to be comprised of Incumbent Directors; or

(iii) the consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of the assets of NWI or the acquisition of the stock or assets of another corporation, or other transaction (each, a "Business Transaction"), unless, in each case, immediately following such Business Transaction (A) the Voting Stock of NWI outstanding immediately prior to such Business Transaction continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 50 percent of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Transaction (including, without limitation, an entity which as a result of such transaction owns NWI or all or substantially all of NWI's assets either directly or through one or more subsidiaries) in substantially the same proportions relative to each other as their ownership, immediately prior to such Business Transaction, of the Voting Stock of NWI, (B) no Person (other than NWI, such entity resulting from such Business Transaction, or any employee benefit plan (or related trust) sponsored or maintained by the Company or such entity resulting from such Business Transaction) has Beneficial Ownership, directly or indirectly, of 50 percent or more of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Transaction, and (C) at least a majority of the members of the Board of Directors of the entity resulting from such Business Transaction were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board providing for such Business Transaction; or

(iv) approval by the stockholders of NWI of a complete liquidation or dissolution of NWI, except pursuant to a Business Transaction that complies with clauses (A), (B) and (C) of Section 2(i)(iii).

(j) "Code" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, as such law and regulations may be amended from time to time.

(k) "Committee" means a committee consisting of one or more members of the Board that is appointed by the Board (as described in Section 12) to administer the Plan.

(l) "Company" means, collectively, NWI and its Subsidiaries.

(m) "Covered Employee" means a Participant who is, or is determined by the Board to be likely to become, a "covered employee" within the meaning of Section 162(m) of the Code (or any successor provision).

(n) "Date of Grant" means the date specified by the Board on which a grant of an Award will become effective (which date with respect to an Option Right or an Appreciation Right will not be earlier than the date on which the Board takes action with respect thereto).

(o) "Director" means a member of the Board of Directors of NWI.

(p) "EBIT" means earnings before interest and taxes.

(q) "EBITDA" means earnings before interest, taxes, depreciation and amortization.

(r) "EBT" means earnings before taxes.

(s) "Effective Date" means the date that the Plan is approved by the stockholders of NWI.

(t) "Evidence of Award" means an agreement, certificate, resolution, notification or other type or form of writing or other evidence approved by the Board that sets forth the terms and conditions of the Awards granted. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of NWI and, unless otherwise determined by the Board, need not be signed by a representative of NWI or a Participant.

(u) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

(v) "Existing Plan" means the Amended and Restated Novatel Wireless, Inc. 2000 Stock Incentive Plan.

(w) "GAAP" means accounting principles generally accepted in the United States of America as in effect from time to time.

(x) "Incentive Stock Options" means Option Rights that are intended to qualify as "incentive stock options" under Section 422 of the Code or any successor provision.

(y) "Incumbent Directors" means the individuals who, as of the date hereof, are Directors of NWI and any individual becoming a Director subsequent to the date hereof whose election, nomination for election by NWI's stockholders, or appointment, was approved by a vote of at least two-thirds of the then Incumbent Directors (either by a specific vote or by approval of the proxy statement of NWI in which such person is named as a nominee for director, without objection to such nomination); provided , however , that an individual will not be an Incumbent Director if such individual's election or appointment to the Board occurs as a result of an actual or threatened election contest with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

(z) "Management Objectives" means the performance objective or objectives established pursuant to the Plan for Participants who have received grants of Annual Incentive Awards, Performance Shares or Performance Units or, when so determined by the Board, Option Rights, Appreciation Rights, Restricted Stock, Restricted Stock Units, dividend equivalents or Other Awards pursuant to the Plan. Management Objectives may be described in terms of NWI-wide objectives or objectives that are related to the performance of the individual Participant or a Subsidiary, division, business unit, region or function within NWI or any Subsidiary. The Management Objectives may be made relative to the performance of other companies. The Management Objectives applicable to any Qualified Performance-Based Award to a Covered Employee will be based on specified levels of or changes in one or more of the following criteria:

(i) **Profits:** Operating income, EBIT, EBT, net income, cash net income, earnings per share, residual or economic earnings or economic profit;

(ii) **Cash Flow:** EBITDA, free cash flow, free cash flow with or without specific capital expenditure targets or ranges, including or excluding divestments and/or acquisitions, total cash flow, cash flow in excess of cost of capital, residual cash flow or cash flow return on investment;

(iii) **Returns:** Economic value added (EVA) or profits or cash flow returns on: sales, assets, invested capital, net capital employed or equity;

(iv) **Working Capital:** Working capital divided by sales, days' sales outstanding, days' sales inventory or days' sales in payables;

(v) **Profit Margins:** Profits divided by revenues or sales, gross margins divided by revenues or sales, or operating margin divided by revenues or sales;

(vi) **Liquidity Measures:** Debt-to-capital ratios, debt-to-EBITDA ratios or total debt;

(vii) **Sales Growth, Margin Growth, Unit Growth, Cost Initiative and Stock Price Metrics:** Revenues, revenue growth, sales, sales growth, gross margin, operating margin, shipment volume, unit growth, stock price appreciation, total return to stockholders, expense targets, productivity targets or ratios, sales and administrative expenses divided by sales, or sales and administrative expenses divided by profits; and

(viii) **Strategic Initiative Key Deliverable Metrics:** Consisting of one or more of the following: product development or launch, strategic partnering, research and development, regulatory compliance or submissions, vitality or sustainability index, market share or penetration, geographic business expansion goals, customer satisfaction, employee satisfaction, management of employment practices and employee benefits, supervision of litigation and information technology, or goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures.

At the Board's discretion, any Management Objective may be measured before special items, and may or may not be determined in accordance with GAAP. The Board shall have the authority to make equitable adjustments to the Management Objectives (and to the related minimum, target and maximum levels of achievement or performance) as follows: in recognition of unusual or non-recurring events affecting NWI or any Subsidiary or Affiliate or the financial statements of NWI or any Subsidiary or Affiliate; in response to changes in applicable laws or regulations; to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles; or in recognition of any events or circumstances (including, without limitation, changes in the business, operations, corporate or capital structure of the Company or the manner in which it conducts its business) that render the Management Objectives unsuitable; provided , however , that no such adjustment shall be made to any Management Objective applicable to a Qualified Performance-Based Award to the extent such adjustment would cause such Award to fail to meet the requirements for "qualified performance-based compensation" under Section 162(m) of the Code, unless the Board determines that the satisfaction of such requirements is neither necessary or appropriate.

(aa) "Market Value per Share" means as of any particular date the closing sale price of a Share as reported on the Nasdaq Stock Market or, if not listed on such exchange, on any other national securities exchange on which the Shares are listed. If the

Shares are not traded as of any given date, the Market Value per Share means the closing price for the Shares on the principal exchange on which the Shares are traded for the immediately preceding date on which the Shares were traded. If there is no regular public trading market for the Shares, the Market Value per Share of the Shares shall be the fair market value of the Shares as determined in good faith by the Board. The Board is authorized to adopt another fair market value pricing method, provided such method is in compliance with the fair market value pricing rules set forth in Section 409A of the Code.

(bb) "NWI" means Novatel Wireless, Inc., a Delaware corporation, and any successors thereto.

(cc) "Optionee" means the optionee named in an Evidence of Award evidencing an outstanding Option Right.

(dd) "Option Price" means the purchase price payable on exercise of an Option Right.

(ee) "Option Right" means the right to purchase Shares upon exercise of an option granted pursuant to Section 4 of the Plan.

(ff) "Other Award" means an Award granted pursuant to Section 9 of the Plan.

(gg) "Participant" means a person who is selected by the Board to receive Awards under the Plan and who is (i) an employee of the Company or any one or more of its Affiliates, (ii) a member of the Board, or (iii) an individual who performs bona fide services to the Company or any one or more of its Affiliates.

(hh) "Performance Period" means, in respect of an Award, a period of time within which the Management Objectives relating to such Award are to be achieved.

(ii) "Performance Share" means an Award under the Plan equivalent to the right to receive one Share awarded pursuant to Section 8 of the Plan.

(jj) "Performance Unit" means a unit awarded pursuant to Section 8 of the Plan that is equivalent to $1.00 or such other value as is determined by the Board.

(kk) "Person" shall have the meaning set forth in Section 3(a)(9) of the Exchange Act or any successor provision thereto, as modified and used in Sections 13(d) and 14(d) thereof and the rules thereunder.

(ll) "Plan" means this Novatel Wireless, Inc. 2009 Omnibus Incentive Compensation Plan.

(mm) "Qualified Performance-Based Award" means any Award or portion of an Award that is intended to satisfy the requirements for "qualified performance-based compensation" under Section 162(m) of the Code.

(nn) "Restricted Stock" means Shares granted pursuant to Section 6 of the Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers has expired.

(oo) "Restriction Period" means the period of time during which Restricted Stock or Restricted Stock Units may be subject to restrictions, as provided in Section 6 and Section 7 of the Plan.

(pp) "Restricted Stock Unit" means an Award made pursuant to Section 7 of the Plan.

(qq) "Secondary Committee" means one or more senior officers of NWI (who need not be members of the Board), acting as a committee established by the Board pursuant to Section 12(b) of the Plan, subject to such conditions and limitations as the Board shall prescribe.

(rr) "Shares" means the shares of common stock, par value $0.001 per share, of NWI or any security into which such Shares may be changed by reason of any transaction or event of the type referred to in Section 11 of the Plan.

(ss) "Spread" means the excess of the Market Value per Share on the date when an Appreciation Right is exercised, or on the date when Option Rights are surrendered in payment of the Option Price of other Option Rights, over the Option Price or Base Price provided for in the related Option Right or Appreciation Right, respectively.

(tt) "Subsidiary" means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by NWI; except that, for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" means any corporation in which at the time NWI owns or controls, directly or indirectly, more than 50 percent of the total combined voting power represented by all classes of stock issued by such corporation.

(uu) "Voting Stock" means securities entitled to vote generally in the election of directors.

3. Shares Available Under the Plan.

(a) Maximum Shares Available Under Plan.

(i) Subject to adjustment as provided in Section 11 of the Plan, the maximum number of Shares that may be issued (A) upon the exercise of Option Rights or Appreciation Rights, (B) in payment or settlement of Restricted Stock and released from substantial risks of forfeiture thereof, (C) in payment or settlement of Restricted Stock Units, (D) in payment or settlement of Performance Shares or Performance Units that have been earned, (E) in payment or settlement of Other Awards, or (F) in payment of dividend equivalents paid with respect to Awards made under the Plan, in the aggregate will not exceed 15,000,000 Shares (the "Aggregate Share Limit"), plus an additional 323,000 Shares that may be issued for inducement grants pursuant to Nasdaq Listing Rule 5635 ("Inducement Shares"). Shares issued under any plan assumed by NWI in any corporate transaction will not count against the Aggregate Share Limit.

(ii) Shares covered by an Award granted under the Plan shall not be counted against the Aggregate Share Limit unless and until they are actually issued and delivered to a Participant and, therefore, the total number of Shares available under the Plan as of a given date shall not be reduced by any Shares relating to prior Awards that have expired or have been forfeited or cancelled, and to the extent of payment in cash of the benefit provided by any Award granted under the Plan, any Shares that were covered by that Award will be available for issue or transfer hereunder. If, under the Plan, a Participant has elected to give up the right to receive compensation in exchange for Shares based on fair market value, such Shares will not count against the Aggregate Share Limit. In addition, upon the full or partial payment of any Option Price by the transfer to the Company of Shares or upon satisfaction of tax withholding provisions in connection with any such exercise or any other payment made or benefit realized under this Plan by the transfer or relinquishment of Shares, there shall be deemed to have been issued under this Plan only the net number of Shares actually issued by the Company.

(iii) Subject to adjustment as provided in Section 11 of the Plan, the aggregate number of Shares actually issued by the Company upon the exercise of Incentive Stock Options will not exceed 7,000,000 Shares.

(b) Individual Participant Limits. Notwithstanding anything in this Section 3, or elsewhere in the Plan, to the contrary, and subject to adjustment as provided in Section 11 of the Plan:

(i) No Participant will be granted Option Rights or Appreciation Rights, in the aggregate, for more than 1,000,000 Shares during any calendar year;

(ii) No Participant will be awarded Qualified Performance Based-Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Other Awards, in the aggregate, for more than 500,000 Shares during any calendar year;

(iii) In no event will any Participant in any calendar year receive a Qualified Performance-Based Award of Performance Units having an aggregate maximum value in excess of $2,500,000;

(iv) In no event will any Participant in any calendar year receive a Qualified Performance-Based Award that is an Annual Incentive Award having an aggregate maximum value in excess of $2,500,000; and

(v) In no event will any Participant in any calendar year receive a Qualified Performance-Based Award in the form of Other Awards of cash under Section 9(b) having an aggregate maximum value in excess of $2,500,000.

4. Option Rights. The Board may, from time to time, authorize the granting to Participants of Option Rights upon such terms and conditions consistent with the following provisions as it may determine:

(a) Each grant will specify the number of Shares to which it pertains subject to the limitations set forth in Section 3 of the Plan.

(b) Each grant will specify an Option Price per share, which may not be less than the Market Value per Share on the Date of Grant.

(c) Each grant will specify whether the Option Price will be payable (i) in cash or by check acceptable to NWI or by wire transfer of immediately available funds, (ii) by the actual or constructive transfer to NWI of Shares owned by the Optionee (or other consideration authorized pursuant to Section 4(d)) having a value at the time of exercise equal to the total Option Price, (iii) by withholding by NWI from the Shares otherwise deliverable to the Optionee upon the exercise of such Option, a number of Shares having a value at the time of exercise equal to the total Option Price, (iv) by a combination of such methods of payment, or (v) by such other methods as may be approved by the Board.

(d) To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker on a date satisfactory to NWI of some or all of the Shares to which such exercise relates.

(e) Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(f) Each grant will specify the period or periods of continuous service by the Optionee with NWI or any Subsidiary that is necessary before the Option Rights or installments thereof will become exercisable.

(g) Any grant of Option Rights may specify Management Objectives that must be achieved as a condition to the exercise of such rights.

(h) Option Rights granted under the Plan may be (i) Incentive Stock Options, (ii) options that are not intended to qualify as Incentive Stock Options, or (iii) combinations of the foregoing. Incentive Stock Options may only be granted to Participants who are "employees" (under Section 3401(c) of the Code) of NWI or a subsidiary of NWI (under Section 424 of the Code).

(i) The Board may substitute, without receiving Participant permission, Appreciation Rights payable only in Shares (or Appreciation Rights payable in Shares or cash, or a combination of both, at the Board's discretion) for outstanding Option Rights; provided , however , that the terms of the substituted Appreciation Rights are substantially the same as the terms for the Option Rights at the date of substitution and the difference between the Market Value Per Share of the underlying Shares and the Base Price of the Appreciation Rights is equivalent to the difference between the Market Value Per Share of the underlying Shares and the Option Price of the Option Rights. If the Board determines, based upon advice from NWI's accountants, that this provision creates adverse accounting consequences for NWI, it shall be considered null and void.

(j) No Option Right will be exercisable more than 10 years from the Date of Grant.

(k) No grant of Option Rights may provide for dividends, dividend equivalents or other similar distributions to be paid on such Option Rights.

5. Appreciation Rights. The Board may, from time to time, authorize the granting to any Participant of Appreciation Rights upon such terms and conditions consistent with the following provisions as it may determine:

(a) An Appreciation Right will be a right of the Participant to receive from NWI an amount determined by the Board, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise.

(b) Each grant will specify the Base Price, which may not be less than the Market Value Per Share on the Date of Grant.

(c) Any grant may specify that the amount payable on exercise of an Appreciation Right may be paid by NWI in cash, in Shares or in any combination thereof and may retain for the Board the right to elect among those alternatives.

(d) Any grant may specify that the amount payable on exercise of an Appreciation Right may not exceed a maximum specified by the Board at the Date of Grant.

(e) Any grant may specify waiting periods before exercise and permissible exercise dates or periods.

(f) Each grant will specify the period or periods of continuous service by the Participant with NWI or any Subsidiary that is necessary before such Appreciation Right or installments thereof will become exercisable.

(g) Any grant of Appreciation Rights may specify Management Objectives that must be achieved as a condition of the exercise of such Appreciation Rights.

(h) Successive grants may be made to the same Participant regardless of whether any Appreciation Rights previously granted to the Participant remain unexercised.

(i) No Appreciation Right granted under the Plan may be exercised more than 10 years from the Date of Grant.

(j) No grant of Appreciation Rights may provide for dividends, dividend equivalents or other similar distributions to be paid on such Appreciation Rights.

6. Restricted Stock. The Board may, from time to time, authorize the granting of Restricted Stock to Participants upon such terms and conditions consistent with the following provisions as it may determine:

(a) Each such grant will constitute an immediate transfer of the ownership of Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but such rights shall be subject to such restrictions and the fulfillment of such conditions (which may include the achievement of Management Objectives) during the Restriction Period as the Board may determine.

(b) Each such grant may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) Each such grant will provide that the Restricted Stock covered by such grant that vests upon the passage of time will be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a Restriction Period to be determined by the Board at the Date of Grant or upon achievement of Management Objectives referred to in subparagraph (e) below.

(d) Each such grant will provide that during, and may provide that after, the Restriction Period, the transferability of the Restricted Stock will be prohibited or restricted in the manner and to the extent prescribed by the Board at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in NWI or provisions subjecting the Restricted Stock to a continuing substantial risk of forfeiture in the hands of any transferee).

(e) Any grant of Restricted Stock may specify Management Objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such Restricted Stock.

(f) Notwithstanding anything to the contrary contained in the Plan, any grant of Restricted Stock may provide for the earlier termination of restrictions on such Restricted Stock in the event of the retirement, death or disability, or other termination of employment of a Participant, or a Change in Control; provided , however , that no Award intended to be a Qualified Performance-Based Award shall provide for such early termination of restrictions in the event of retirement or other termination of employment to the extent such provision would cause such Award to fail to be a Qualified Performance-Based Award.

(g) Any such grant of Restricted Stock may require that any or all dividends or other distributions paid thereon during the Restriction Period be automatically deferred and reinvested in additional shares of Restricted Stock or paid in cash, which may be subject to the same restrictions as the underlying Award; provided, however , that dividends or other distributions on Restricted Stock subject to

Management Objectives shall be deferred and paid in cash upon the achievement of the applicable Management Objectives and the lapse of all restrictions on such Restricted Stock.

(h) Unless otherwise directed by the Board, (i) all certificates representing shares of Restricted Stock will be held in custody by NWI until all restrictions thereon will have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such Shares, or (ii) all shares of Restricted Stock will be held at NWI's transfer agent in book entry form with appropriate restrictions relating to the transfer of such shares of Restricted Stock.

7. Restricted Stock Units. The Board may, from time to time, authorize the granting of Restricted Stock Units to Participants upon such terms and conditions consistent with the following provisions as it may determine:

(a) Each such grant will constitute the agreement by NWI to deliver Shares or cash to the Participant in the future in consideration of the performance of services, but subject to such restrictions and the fulfillment of such conditions (which may include the achievement of Management Objectives) during the Restriction Period as the Board may specify.

(b) Each such grant may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) Notwithstanding anything to the contrary contained in the Plan, any grant of Restricted Stock Units may provide for the earlier lapse or modification of the Restriction Period in the event of the retirement, death or disability, or other termination of employment of a Participant, or a Change in Control; provided , however , that no Award intended to be a Qualified Performance-Based Award shall provide for such early lapse or modification in the event of retirement or other termination of employment to the extent such provision would cause such Award to fail to be a Qualified Performance-Based Award.

(d) During the Restriction Period, the Participant will have no right to transfer any rights under his or her Award and will have no rights of ownership in the Restricted Stock Units and will have no right to vote them, but the Board may at the Date of Grant, authorize the payment of dividend equivalents on such Restricted Stock Units on either a current, deferred or contingent basis either in cash, additional Restricted Stock Units or in additional Shares; provided , however , that dividend equivalents on Restricted Stock Units subject to Management Objectives shall be deferred and paid in cash upon the achievement of the applicable Management Objectives and the lapse of all restrictions on such Restricted Stock Units.

(e) Each grant of Restricted Stock Units will specify the time and manner of payment of the Restricted Stock Units that have been earned.

8. Annual Incentive Awards, Performance Shares and Performance Units. The Board may, from time to time, authorize the granting of Annual Incentive Awards, Performance Shares and Performance Units that will become payable to a Participant upon achievement of specified Management Objectives during the Performance Period, upon such terms and conditions consistent with the following provisions as it may determine:

(a) Each grant will specify either the number of shares, or amount of cash, payable with respect to Annual Incentive Awards, Performance Shares or Performance Units to which it pertains, which number or amount payable may be subject to adjustment to reflect changes in compensation or other factors.

(b) The Performance Period with respect to each Annual Incentive Award, Performance Share or Performance Unit will be such period of time (not less than one year in the case of each Performance Share and Performance Unit), as will be determined by the Board at the time of grant, which Performance Period may be subject to earlier lapse or other modification in the event of the retirement, death or disability, or other termination of employment of a Participant, or a Change in Control; provided , however , that no Award intended to be a Qualified Performance-Based Award shall provide for such early lapse or modification in the event of retirement or other termination of employment to the extent such provision would cause such Award to fail to be a Qualified Performance-Based Award.

(c) Any grant of Annual Incentive Awards, Performance Shares or Performance Units will specify Management Objectives that, if achieved, will result in payment or early payment of the Award and may set forth a formula for determining the number of shares, or amount of cash, payable with respect to Annual Incentive Awards, Performance Shares or Performance Units that will be earned if performance is at or above the minimum or threshold level or levels.

(d) Each grant will specify the time and manner of payment of Annual Incentive Awards, Performance Shares or Performance Units that have been earned. Any grant of Performance Shares or Performance Units may specify that the amount payable with respect thereto may be paid by NWI in cash, in Shares or in any combination thereof and will retain in the Board the right to elect among those alternatives.

(e) Any grant of Annual Incentive Awards, Performance Shares or Performance Units may specify that the amount payable or the number of Shares issued with respect thereto may not exceed maximums specified by the Board at the Date of Grant.

(f) The Board may at the Date of Grant of Performance Shares provide for the payment of dividend equivalents to the holder thereof on either a current, deferred or contingent basis, either in cash or in additional Shares; provided, however , that dividend equivalents on Performance Shares shall be deferred and paid in cash upon the achievement of the applicable Management Objectives.

9. Other Awards.

(a) The Board may, subject to limitations under applicable law, grant to any Participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of such Shares, including, without limitation, awards consisting of securities or other rights convertible or exchangeable into Shares, purchase rights for Shares, awards with value and payment contingent upon performance of the Company or specified Subsidiaries, Affiliates or other business units thereof or any other factors designated by the Board, and awards valued by reference to the book value of Shares or the value of securities of, or the performance of specified Subsidiaries or Affiliates or other business units of NWI. The Board shall determine the terms and conditions of such awards. Shares delivered pursuant to an award in the nature of a purchase right granted under this Section 9 shall be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, cash, Shares, Other awards, notes or other property, as the Board shall determine.

(b) Except as otherwise provided in Section 15(b), cash awards, as independent awards or as an element of or supplement to any other Award granted under the Plan, may also be granted pursuant to this Section 9.

(c) The Board may grant Shares as a bonus, or may grant other Awards in lieu of obligations of NWI or a Subsidiary to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Board in a manner that complies with Section 409A of the Code.

10. Transferability.

(a) Except as otherwise determined by the Board, no Awards granted under the Plan shall be transferable by the Participant except by will or the laws of descent and distribution, and in no event shall any such Award granted under the Plan be transferred for value. Except as otherwise determined by the Board, Option Rights and Appreciation Rights will be exercisable during the Participant's lifetime only by him or her or, in the event of the Participant's legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law and/or court supervision.

(b) The Board may specify at the Date of Grant that part or all of the Shares that are to be issued by the Company upon the exercise of Option Rights or Appreciation Rights, upon the termination of the Restriction Period applicable to Restricted Stock or Restricted Stock Units or upon payment under any grant of Performance Shares, Performance Units or Other Awards will be subject to further restrictions on transfer.

11. Adjustments. The Board shall make or provide for such adjustments in the numbers of Shares covered by outstanding Option Rights, Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units granted hereunder and, if applicable, in the number of Shares covered by Other Awards, in the Option Price and Base Price provided in outstanding Option Rights or Appreciation Rights, and in the kind of Shares covered thereby, as the Board, in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Participants or Optionees that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Board, in its discretion, may provide in substitution for any or all outstanding Awards under the Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all Awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each Option Right or Appreciation Right with an Option Price or Base Price greater than the consideration offered in connection with any such transaction or event or Change in Control, the Board may in its sole discretion elect to cancel such Option Right or Appreciation Right without any payment to the person holding such Option Right or Appreciation Right. The Board shall also make or provide for such adjustments in the numbers of shares specified in Section 3 of the Plan as the Board in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 11; provided , however , that any such adjustment to the number specified in Section 3(a)(iii) will be made only if and to the extent that such adjustment would not cause any Option Right intended to qualify as an Incentive Stock Option to fail so to qualify.

12. Administration of the Plan.

(a) The Plan will be administered by the Board, which may from time to time delegate all or any part of its authority under the Plan to the Committee. To the extent of any such delegation, references in the Plan to the Board will be deemed to be references to such Committee. A majority of the Committee will constitute a quorum, and the action of the members of the Committee present at any meeting at which a quorum is present, or acts unanimously approved in writing, will be the acts of the Committee.

(b) To the extent permitted by applicable law, including any rule of the Nasdaq Stock Market, the Board or Committee may delegate its duties under the Plan to a Secondary Committee, subject to such conditions and limitations as the Board or Committee shall prescribe; provided , however , that: (i) only the Board or Committee may grant an Award to a Participant who is subject to Section 16 of the Exchange Act; (ii) only the Board or Committee may grant an Award designed to be a Qualified Performance-Based Award; (iii) no Secondary Committee may grant an Award to a member of such Secondary Committee; (iv) the resolution providing for such delegation sets forth the total number of Shares and/or the pool dollar value of the Awards such Secondary Committee may grant; and (v) the Secondary Committee shall report periodically to the Board or the Committee, as the case may be, regarding the nature and scope of the Awards granted pursuant to the authority delegated. To the extent of any such delegation, references or deemed references in the Plan to the Committee will be deemed to be references to such Secondary Committee. A majority of the Secondary Committee will constitute a quorum, and the action of the members of the Secondary Committee present at any meeting at which a quorum is present, or acts unanimously approved in writing, will be the acts of the Secondary Committee.

(c) The Board shall have full and exclusive discretionary power to interpret the terms and the intent of this Plan and any Evidence of Award or other agreement or document ancillary to or in connection with this Plan, to determine eligibility for Awards and to adopt such rules, regulations, forms, instruments, and guidelines for administering this Plan as the Board may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions, including the terms and conditions set forth in an Evidence of Award, granting Awards as an alternative to or as the form of payment for grants or rights earned or due under compensation plans or arrangements of the Company, construing any ambiguous provision of the Plan or any Evidence of Award, and, subject to Sections 15 and 18, adopting modifications and amendments to this Plan or any Evidence of Award, including without limitation, any that are necessary to comply with the laws of the countries and other jurisdictions in which NWI, its Affiliates, and/or its Subsidiaries operate. The grant of any Award that specifies Management Objectives that must be achieved before such Award can be earned or paid will specify that, before such Award will be earned and paid, the Board must certify that the Management Objectives have been satisfied.

(d) The interpretation and construction by the Board of any provision of this Plan or of any Evidence of Award or other agreement or document ancillary to or in connection with this Plan and any determination by the Board pursuant to any provision of the Plan or of any such Evidence of Award or other agreement or document ancillary to or in connection with this Plan will be final and conclusive. No member of the Board will be liable for any such action or determination made in good faith.

13. Non U.S. Participants. In order to facilitate the making of any grant or combination of grants under the Plan, the Board may provide for such special terms for Awards to Participants who are foreign nationals or who are employed by NWI or any Subsidiary outside of the United States of America, as the Board may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Board may approve such supplements to or amendments, restatements or alternative versions of the Plan (including without limitation, sub-plans) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of the Plan as in effect for any other purpose, and the Secretary or other appropriate officer of NWI may certify any such document as having been approved and adopted in the same manner as the Plan. No such special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of the Plan as then in effect unless the Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of NWI.

14. Withholding Taxes. To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under the Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Board) may include relinquishment of a portion of such benefit. If a Participant's benefit is to be received in the form of Shares, and such Participant fails to make arrangements for the payment of tax, the Company shall withhold such Shares having a value that shall not exceed the statutory minimum amount required to be withheld. Notwithstanding the foregoing, when a Participant is required to pay the Company an amount required to be withheld under applicable income and employment tax laws, the Participant may elect, or the Company may require the Participant, to satisfy the obligation, in whole or in part, by electing to have withheld, from the Shares required to be delivered to the Participant, Shares having a value equal to the amount required to be withheld, or by delivering to the Company other Shares held by such Participant. The Shares used for tax withholding will be valued at an amount equal to the Market Value per Share of such Shares on the date the benefit is to be included in Participant's income. In no event will the Market Value per Share of the Shares to be withheld or delivered pursuant to this Section 14 to satisfy applicable withholding taxes exceed the minimum amount of taxes required to be withheld. Participants shall also make such arrangements as the Company may require for the payment of any withholding tax obligation that may arise in connection with the disposition of Shares acquired upon the exercise of Option Rights.

15. Amendments, Etc.

(a) The Board may at any time and from time to time amend the Plan in whole or in part; provided , however , that if an amendment to the Plan must be approved by the stockholders of NWI in order to comply with applicable law or the rules of the Nasdaq Stock Market or, if the Shares are not traded on the Nasdaq Stock Market, the principal national securities exchange upon which the Shares are traded or quoted, then, such amendment will be subject to stockholder approval and will not be effective unless and until such approval has been obtained.

(b) Except in connection with a corporate transaction or event described in Section 11 of the Plan, the terms of outstanding Awards may not be amended to reduce the Option Price of outstanding Option Rights or the Base Price of outstanding Appreciation Rights, and no outstanding Option Rights or Appreciation Rights may be cancelled in exchange for other Awards, or cancelled in exchange for Option Rights or Appreciation Rights with an Option Price or Base Price, as applicable, that is less than the Option Price of the original Option Rights or Base Price of the original Appreciation Rights, as applicable, or cancelled in exchange for cash, without stockholder approval. This Section 15(b) is intended to prohibit (without stockholder approval) the repricing of "underwater" Option Rights and Appreciation Rights and will not be construed to prohibit the adjustments provided for in Section 11 of the Plan. Notwithstanding any provision of the Plan to the contrary, this Section 15(b) may not be amended without approval by NWI's stockholders.

(c) If permitted by Section 409A of the Code and Section 162(m) in the case of a Qualified Performance-Based Award, in case of termination of employment by reason of death, disability or normal or early retirement, or in the case of unforeseeable emergency or other special circumstances, of a Participant who holds an Option Right or Appreciation Right not immediately exercisable in full, or any Shares of Restricted Stock or any Restricted Stock Units as to which the Restriction Period has not been completed, or any Annual Incentive Awards, Performance Shares or Performance Units which have not been fully earned, or any Other Awards subject to any vesting schedule or transfer restriction, or who holds Shares subject to any transfer restriction imposed pursuant to Section 10(b) of the Plan, the Board may, in its sole discretion, accelerate the time at which such Option Right, Appreciation Right or Other Award may be exercised or the time when such Restriction Period will end or the time at which such Annual Incentive Awards, Performance Shares or Performance Units will be deemed to have been fully earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such Award.

(d) Subject to Section 16(b) of the Plan, the Board may amend the terms of any award theretofore granted under the Plan prospectively or retroactively, but subject to Section 11 of the Plan, no such amendment shall impair the rights of any Participant without his or her consent, except as necessary to comply with changes in law or accounting rules applicable to NWI. The Board may, in its discretion, terminate the Plan at any time.

Termination of the Plan will not affect the rights of Participants or their successors under any Awards outstanding hereunder on the date of termination.

16. Compliance with Section 409A of the Code.

(a) To the extent applicable, it is intended that the Plan and any grants made hereunder comply with the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. The Plan and any grants made hereunder shall be administered in a manner consistent with this intent. Any reference in the Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b) Neither a Participant nor any of a Participant's creditors or beneficiaries shall have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under the Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant's benefit under the Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Affiliates.

(c) If, at the time of a Participant's separation from service (within the meaning of Section 409A of the Code), (i) the Participant shall be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by NWI from time to time) and (ii) NWI shall make a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then NWI shall not pay such amount on the otherwise scheduled payment date but shall instead pay it, without interest, on the tenth business day of the month after such six-month period.

(d) Notwithstanding any provision of the Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, NWI reserves the right to make amendments to the Plan and grants hereunder as NWI deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with the Plan and grants hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its Affiliates shall have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

17. Governing Law. The Plan and all grants and Awards and actions taken thereunder shall be governed by and construed in accordance with the internal substantive laws of the State of Delaware, without regard to principles of conflicts of laws.

18. Effective Date/Termination. The Plan will be effective as of the Effective Date. No grants will be made on or after the Effective Date under the Existing Plan, except that outstanding Awards granted under the Existing Plan will continue unaffected, in accordance with the terms of the Existing Plan as in effect on the Effective Date, following the Effective Date. No grant will be made under the Plan more than 10 years after the Effective Date, but all grants made on or prior to such date will continue in effect thereafter subject to the terms of the Evidence of Award conveying such grants and of the Plan.

19. Miscellaneous.

(a) Each grant of an Award will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with the Plan, as the Board may approve.

(b) NWI will not be required to issue any fractional Shares pursuant to the Plan. The Board may provide for the elimination of fractional Shares or for the settlement of fractional Shares in cash.

(c) The Plan will not confer upon any Participant any right with respect to continuance of employment or other service with NWI or any Subsidiary, nor will it interfere in any way with any right NWI or any Subsidiary would otherwise have to terminate such Participant's employment or other service at any time.

(d) No person shall have any claim to be granted any Award under the Plan. Without limiting the generality of the foregoing, the fact that a target Award is established for the job value or level for an employee shall not entitle any employee to an Award hereunder. Except as provided specifically herein, a Participant or a transferee of an Award shall have no rights as a stockholder with respect to any Shares covered by any Award until the date as of which he or she is actually recorded as the holder of such Shares upon the stock records of the Company.

(e) Determinations by the Board or the Committee under the Plan relating to the form, amount and terms and conditions of grants and Awards need not be uniform, and may be made selectively among persons who receive or are eligible to receive grants and Awards under the Plan, whether or not such persons are similarly situated.

(f) To the extent that any provision of the Plan would prevent any Option Right that was intended to qualify as an Incentive Stock Option from qualifying as such, that provision will be null and void with respect to such Option Right. Such provision, however, will remain in effect for other Option Rights and there will be no further effect on any provision of the Plan.

(g) No Award under the Plan may be exercised by the holder thereof if such exercise, and the receipt of cash or stock thereunder, would be, in the opinion of counsel selected by the Board, contrary to law or the regulations of any duly constituted authority having jurisdiction over the Plan.

(h) Absence or leave approved by a duly constituted officer of NWI or any of its Subsidiaries shall not be considered interruption or termination of service of any employee for any purposes of the Plan or Awards granted hereunder.

(i) The Board may condition the grant of any Award or combination of Awards authorized under the Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by NWI or a Subsidiary to the Participant.

(j) If any provision of the Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Board, it shall be stricken and the remainder of the Plan shall remain in full force and effect.

(k) Any Evidence of Award may: (i) provide for recoupment by the Company of all or any portion of an Award upon such terms and conditions as the Board or Committee may specify in such Evidence of Award; or (ii) include restrictive covenants, including, without limitation, non-competition, non-disparagement and confidentiality conditions or restrictions, that the Participant must comply with during employment by or service to the Company and/or within a specified period after termination as a condition to the Participant's receipt or retention of all or any portion of an Award. This Section 19(k) shall not be the Company's exclusive remedy with respect to such matters. This Section 19(k) shall not apply after a Change in Control, unless otherwise specifically provided in the Evidence of Award.

NOVATEL WIRELESS™

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IMPORTANT ANNUAL MEETING INFORMATION 000004

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Pacific Time, on June 16, 2016.

Vote by Internet

- Go to **www.investorvote.com/MIFI**
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card 1234 5678 9012 345

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTOR NOMINEES IN PROPOSAL 1 AND "FOR" PROPOSALS 2 - 4.

1. Elect two directors to serve until the 2019 Annual Meeting of Stockholders. Please mark your vote for each of the director nominees listed.

	For	Withhold		For	Withhold
01 - James Ledwith	☐	☐	02 - Sue Swenson	☐	☐

	For	Against	Abstain		For	Against	Abstain
2. Approve the amendment of the Novatel Wireless, Inc. 2009 Omnibus Incentive Compensation Plan to increase the number of shares issuable under the plan by 3,000,000 shares.	☐	☐	☐	3. Approve, in an advisory vote, the compensation paid to the Company's executives.	☐	☐	☐
4. Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2016.	☐	☐	☐				

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

NOVATEL WIRELESS™

Proxy — Novatel Wireless, Inc.

Annual Meeting of Stockholders — June 16, 2016

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned stockholder(s) of Novatel Wireless, Inc. (the "Company") acknowledges receipt of a copy of the Notice of Annual Meeting and Proxy Statement, each dated April 29, 2016, and, revoking any proxy heretofore given, hereby appoints Lance Bridges and Michael Newman, and each of them, the proxy of the undersigned, with full power of substitution, to vote all stock of the Company which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held on Thursday, June 16, 2016, at 1:00 p.m., local time, at the Company's headquarters located at 9645 Scranton Road, Suite 205, San Diego, CA 92121, and any adjournments or postponements thereof, as fully and with the same force and effect as the undersigned might or could do if personally present thereat, as set forth herein.

When properly executed, this Proxy will be voted as directed herein or, if not otherwise indicated, will be voted "FOR" the director nominees in Proposal 1 and "FOR" approval of Proposals 2 – 4. In their discretion, the proxy holders are authorized to vote upon such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Please complete, sign, date and return this Proxy as promptly as possible in the postage-paid return envelope provided.

(Items to be voted appear on reverse side.)